Exhibit 2.1

[Letterhead of Entegris, Inc.]

To:
SAES Getters S.P.A.
Viale Italia, 77
20020 Lainate (MI), Italy
Attn: Dr. Ing. Massimo della Porta
June 6, 2018
Dear Sirs:
We have received your letter, dated as of the date hereof, setting forth your proposal to enter into a purchase agreement on the terms and conditions set forth therein. We hereby accept the terms of your proposal, as reproduced in full below:
* * *
[intentionally left blank]

[Letterhead of SAES Getters SpA]

To:
Entegris, Inc.
129 Concord Road
Billerica, MA 01821
USA

Entegris (Shanghai) Microelectronics Trading Co., Ltd.
5F, Tower 2, German Centre, No.88, Ke Yuan Road
Shanghai 201203
P.R. of China

June 6, 2018
Dear Sirs:
Pursuant to our recent discussions, we are pleased to submit to you our proposal to enter into a purchase agreement on the terms and conditions set out below:
* * *
[intentionally left blank]

EXECUTION VERSION

PURCHASE AGREEMENT

By and Among

SAES Getters, S.p.A.

as the Stockholder

and

Entegris, Inc. and Entegris (Shanghai) Microelectronics Trading Company Limited

as the Buyer Parties

TABLE OF CONTENTS
ARTICLE I    DEFINITIONS                                    1
Section 1.01    Definitions                                    1
ARTICLE II    PURCHASE AND SALE                                15
Section 2.01    Purchase and Sale                                15
Section 2.02    Net Proceeds; Payment at Closing                        17
Section 2.03    Adjustment of Net Proceeds                            18
Section 2.04    Tax Withholding                                20
ARTICLE III    CLOSING; DELIVERIES AT CLOSING                    21
Section 3.01    Closing                                    21
Section 3.02    Closing Deliveries by the Stockholder                    21
Section 3.03    Closing Deliveries by Buyer Parties                        22
ARTICLE IV    REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER    23
Section 4.01    Organization, Qualification and Power                    23
Section 4.02    Authorization; Enforceability                            24
Section 4.03    Non-Contravention; Consents and Notices                    24
Section 4.04    Capitalization                                    25
Section 4.05    No Brokers                                    26
Section 4.06    Permits                                    26
Section 4.07    Assets                                        26
Section 4.08    Intellectual Property                                27
Section 4.09    Compliance with Laws; Proceedings                        28
Section 4.10    Taxes                                        28
Section 4.11    Financial Statements; Absence of Undisclosed Liabilities            30
Section 4.12    Absence of Changes                                31
Section 4.13    Real Property                                    31
Section 4.14    Material Contracts                                32
Section 4.15    Related Party Transactions                            34
Section 4.16    Insurance                                    34
Section 4.17    Employees                                    34
Section 4.18    Employee Benefits                                35
Section 4.19    Environmental Matters                            36
Section 4.20    Corruption, Sanctions, Export Controls, Money Laundering            37
Section 4.21    China Purchased Assets                            38
ARTICLE V    REPRESENTATIONS AND WARRANTIES OF BUYER PARTIES    38
Section 5.01    Organization                                    38
Section 5.02    Authorization; Enforceability                            38
Section 5.03    Non-Contravention; Consents and Notices                    38
Section 5.04    No Brokers                                    39
Section 5.05    Legal Proceedings                                39
Section 5.06    No Financing                                    39
Section 5.07    Investment Intent                                39
Section 5.08    Independent Investigation; No Reliance                    40
ARTICLE VI    COVENANTS OF THE PARTIES                        40
Section 6.01    Conduct of Business                                40
Section 6.02    Access to Information                                43
Section 6.03    Exclusivity                                    44

Section 6.04    Notification of Certain Matters                        45
Section 6.05    Efforts to Consummate                            46
Section 6.06    Compliance with Antitrust Laws                        46
Section 6.07    Consents                                    46
Section 6.08    Further Assurances                                47
Section 6.09    Public Announcements                            47
Section 6.10    Reserved                                    48
Section 6.11    Pre-Closing Restructuring                            48
Section 6.12    Non-Competition, Non-Solicitation and Confidentiality            48
Section 6.13    Tax Matters                                    50
Section 6.14    Employee Matters                                54
Section 6.15    Acquired Company Names                            57
Section 6.16    Director and Officer Indemnification                        57
Section 6.17    Records                                    58
Section 6.18    Intellectual Property Matters                            59
Section 6.19    Special VAT Invoice                                59
Section 6.20    Employee Separation Notification                        59
Section 6.21    Agreements Concerning Bonus Payments                    59
Section 6.22    Increase of China Asset Buyer’s Registered Capital                60
ARTICLE VII    CONDITIONS TO CLOSING                            61
Section 7.01    Conditions to Each Party’s Obligations                    61
Section 7.02    Other Conditions to the Obligations of the Buyer Parties            61
Section 7.03    Other Conditions to the Obligations of the Stockholder            62
ARTICLE VIII    TERMINATION                                    63
Section 8.01    Termination                                    63
Section 8.02    Effect of Termination                                64
ARTICLE IX    SURVIVAL AND INDEMNIFICATION                    64
Section 9.01    Survival                                    64
Section 9.02    Indemnification of Buyer Parties                        65
Section 9.03    Indemnification of the Stockholder                        65
Section 9.04    Procedure                                    65
Section 9.05    Determination of Claims; Payment                        67
Section 9.06    Limitations on Indemnification                        67
Section 9.07    Reductions for Insurance Proceeds and Other Recoveries            68
Section 9.08    Duty to Mitigate                                69
Section 9.09    Sole and Exclusive Remedy                            69
ARTICLE X    MISCELLANEOUS                                70
Section 10.01    Expenses                                    70
Section 10.02    No Assignment                                70
Section 10.03    Entire Agreement, Integration, Modification and Waiver            70
Section 10.04    Headings                                    70
Section 10.05    Construction                                    70
Section 10.06    Severability                                    71
Section 10.07    No Third Party Beneficiaries                            71
Section 10.08    Notices                                    71
Section 10.09    Governing Law                                72
Section 10.10    Jurisdiction; Venue, Waiver of Jury Trial                    72
Section 10.11    Counterparts and Electronic Signatures                    73
Section 10.12    Releases                                    73

Section 10.13    Disclaimer of Warranties                            74
Section 10.14    Certain Matters Regarding Representation of Acquired Companies and the    Stockholder                                            74

PURCHASE AGREEMENT
This Purchase Agreement (this “Agreement”) is made and entered into as of June 6, 2018, by and among: (a) Entegris, Inc., a Delaware corporation (“Buyer”); (b) Entegris (Shanghai) Microelectronics Trading Company Limited, a limited liability company formed in the People’s Republic of China (the “China Asset Buyer” and together with Buyer, the “Buyer Parties”); and (c) SAES Getters S.p.A., an Italian joint stock company (the “Stockholder”). Buyer, the China Asset Buyer and the Stockholder are sometimes collectively referred to herein as the “Parties” and individually referred to herein as a “Party”.
RECITALS:
A.    The Stockholder owns one hundred percent (100%) of the issued and outstanding capital stock (the “SUSA Shares”) of SAES Getters USA, Inc., a Colorado corporation (“SUSA”).
B.    The sole asset held by SUSA is its one hundred percent (100%) ownership interest in the issued and outstanding capital stock of SAES Pure Gas, Inc., a California corporation (“SPG” and together with SUSA, the “Acquired Companies”).
C.    SPG is engaged in the Business (as such term is defined below).
D.    The Stockholder owns SAES Getters (Nanjing) Co., Ltd., a limited liability company formed in the People’s Republic of China (the “China Asset Seller” and together with the Stockholder, the “Seller Parties”), which in turn owns certain assets and employs certain individuals that are necessary to the operation and conduct of the Business in China.
E.    Subject to the terms and conditions set forth in this Agreement: (i) the Stockholder desires to sell, assign, transfer, convey and deliver to Buyer, and Buyer desires to purchase and acquire from the Stockholder, all of the SUSA Shares; and (ii) the China Asset Seller desires to sell, assign, transfer, convey and deliver to the China Asset Buyer, and the China Asset Buyer desires to purchase and acquire from the China Asset Seller, certain assets and employees held by the China Asset Seller in connection with the Business, as further described herein and pursuant to the Local China Purchase Agreement (as defined below) (collectively, the “Transaction”).
PROVISIONS:
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows.
ARTICLE I
DEFINITIONS
Section 1.01Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Accounting Methods” means IFRS, applied in a manner consistent with the historical accounting methods, principles and practices of the Business, as further described or set forth on Exhibit A attached hereto; provided, however, that in the event of any conflict between such principles and IFRS, IFRS shall control.
“Accrued Taxes” means Pre-Closing Taxes not paid as of the Closing Date.
“Acquired Companies” has the meaning set forth in Recital B hereof.
“Acquired Company Plans” has the meaning set forth in Section 4.18(b) hereof.
“Acquired Employees” has the meaning set forth in Section 6.14(a) hereof.
“Acquired Intellectual Property” has the meaning set forth in Section 4.08(a) hereof.
“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract, or otherwise.
“Agreed Adjustments” has the meaning set forth in Section 2.03(d) hereof.
“Agreement” has the meaning set forth in the preamble to this Agreement.
“AML Laws” means the (a) USA Patriot Act of 2001 (Pub. L. No. 107-56), (b) the U.S. Money Laundering Control Act of 1986, as amended, (c) the Bank Secrecy Act, 31 U.S.C. sections 5301 et seq., (d) Laundering of Monetary Instruments, 18 U.S.C. section 1956, (e) Engaging in Monetary Transactions in Property Derived from Specified Unlawful Activity, 18 U.S.C. section 1957, (f) the Financial Recordkeeping and Reporting of Currency and Foreign Transactions Regulations (Title 31 Part 103 of the US Code of Federal Regulations), or (g) any other applicable money laundering or financial recordkeeping Laws.
“Anticorruption Laws” means the U.S. Foreign Corrupt Practices Act, as amended, and any other applicable anti-bribery or anticorruption Laws or regulations.
“Antitrust Laws” means all antitrust, competition or trade regulation Laws of any Governmental Authority or Laws issued by any Governmental Authority that are otherwise designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or harm to competition.
“Assumed Liabilities” has the meaning set forth in Section 2.01(b) hereof.
“Base Purchase Price” means the sum of (i) Three Hundred Forty-Six Million Two Hundred Thirty Thousand Dollars ($346,230,000) plus (ii) the China Asset Purchase Price.
“Baseline Balance Sheet” means the unaudited consolidated balance sheet of the Business as of the Baseline Balance Sheet Date, which Baseline Balance Sheet is attached as Exhibit B hereto.
“Baseline Balance Sheet Date” means December 31, 2017.

“Benefit Programs” means the employee benefit plans and programs for the Acquired Employees as in effect from time to time.
“Bonus Payments” has the meaning set forth in Section 2.02(b)(iii) hereof.
“Business” means the development, manufacturing, service, sale and marketing of purifiers for ultrahighpurity gases, as carried out by the Stockholder and its Affiliates, but excluding the Italian Assets (as defined in the Transition Services Agreement) and the provision of the Transition Services (as defined in the Transition Services Agreement).
“Business Day” means any day other than a Saturday or a Sunday or other day on which banking institutions in the country of Italy, the People’s Republic of China or the State of California are authorized or required by Law or other governmental action to close.
“Buyer” has the meaning set forth in the preamble to this Agreement.
“Buyer Parties” has the meaning set forth in the preamble to this Agreement.
“Cap” has the meaning set forth in Section 9.06(b) hereof.
“Cash and Cash Equivalents” means all cash and cash equivalent assets (including marketable securities, short term investments and all lease and other security deposits posted by any Acquired Company) of either Acquired Company determined in accordance with the Accounting Methods. For the avoidance of doubt, Cash and Cash Equivalents shall (a) include checks and drafts deposited for the account of either Acquired Company or in the possession of either Acquired Company as of the specified time, (b) reflect pending electronic funds transfers (EFTs) for the account of either Acquired Company or for the account of any payee of either Acquired Company, (c) be net of “cut” but uncashed checks issued by either Acquired Company that are outstanding as of the specified time and (d) adjusted for any deposits in transit and any other proper reconciling items.
“China Asset Buyer” has the meaning set forth in the preamble to this Agreement.
“China Asset Purchase Price” means the purchase price with respect to the Purchased Assets, reflecting the fair market value of such assets from a PRC Tax perspective, set forth in the Local China Purchase Agreement.
“China Asset Seller” has the meaning set forth in Recital D hereof.
“China Capital Infusion” has the meaning set forth in Section 6.22(a).
“China Closing Date Payment” means One Hundred Ninety-Six Thousand Four Hundred Twenty-Nine Dollars ($196,429.00).
“China Lease” has the meaning set forth in Section 6.07(b) hereof.
“China Regulatory Authorities” has the meaning set forth in Section 6.22(a).
“China VAT” has the meaning set forth in Section 6.19 hereof.
“Clients” has the meaning set forth in Section 10.14(a) hereof.
“Closing” has the meaning set forth in Section 3.01 hereof.
“Closing Date” has the meaning set forth in Section 3.01 hereof.

“Closing Debt” has the meaning set forth in Section 2.02(b)(i) hereof.
“Closing Payment” has the meaning set forth in Section 2.02(b) hereof.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commercially Available Software” means commonly available off-the-shelf software programs that are generally available on nondiscriminatory pricing terms under which any Acquired Company is the licensee and which any Acquired Company uses in the Ordinary Course of Business.
“Company IP” means all Intellectual Property that is owned by an Acquired Company, including all Acquired Intellectual Property.
“Compensation Package” has the meaning set forth in Section 6.14(b).
“Confidentiality Agreement” means that certain Non-Disclosure Letter Agreement, dated April 27, 2017 and amended November 9, 2017, between the Stockholder and the Buyer, as the same may be amended and/or restated from time to time.
“Confidential Information” means any information existing and in the possession of the Stockholder or any of its Affiliates prior to the Closing or, after the Closing in respect of information received pursuant to Section 6.16, (including, in each case, Trade Secrets, unregistered inventions and other Intellectual Property) concerning the Business that is not already generally available to the public and that should, in good faith, be treated as confidential and proprietary; provided that “Confidential Information” shall not include information which: (i) is or becomes generally available to the public (either before or after the Closing) other than as a result of a disclosure by the Stockholder or any of its Affiliates in a manner that would constitute a breach of this Agreement, (ii) becomes available to the Stockholder or any of its Affiliates following the Closing on a non-confidential basis or (iii) is independently developed by the Stockholder or any of its Affiliates following the Closing without reference to or use of any Confidential Information.
“Consent” means any approval, authorization, consent, ratification, permission, exemption or waiver.
“Contract” means any contract, agreement or other legally binding instrument, including any note, bond, mortgage, deed, indenture, insurance policy, commitment, undertaking, promise, lease, sublease, license or sublicense or joint venture, in each case, whether written or oral, but not including any Plan.
“Contest” has the meaning set forth in Section 6.13(g) hereof.
“Debt” means, when used with reference to any Person, without duplication: (a) any liability of such Person created or assumed by such Person (i) for borrowed money, whether current or funded, fixed or contingent, secured or unsecured, (ii) evidenced by a bond, note, debenture, mortgage or similar instrument given in connection with the acquisition of, or exchange for, any property or assets (other than inventory or similar property acquired and consumed in the Ordinary Course of Business), (iii) for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction or (iv) under interest rate or currency swap transactions (valued at the termination value thereof); (b) any liability described in the preceding clause (a) of any other Person that is guaranteed as to payment of principal or interest by such Person or in effect guaranteed by such Person through an agreement, contingent or otherwise, to purchase, repurchase or pay the related indebtedness or to pledge any security therefor; (c) all liabilities or obligations secured by an Encumbrance (other than a Permitted Encumbrance) upon property owned by such Person and/or upon which liabilities or obligations such Person customarily pays interest or principal, whether or not such Person has assumed or become liable for the payment of such liabilities or obligations; and (d) any amendment, renewal, extension, revision or refunding of any such liability or obligation. Notwithstanding the foregoing, “Debt” shall not include any amount, liability, obligation or Loss to the extent that the same is (i) accrued for or counted as a current liability in the calculation of Working Capital or (ii) taken into account in the calculation of Accrued Taxes.
“Deductible” has the meaning set forth in Section 9.06(a).
“Deferred China Asset Purchase Price” means that portion of the China Asset Purchase Price that is equal to the China Asset Purchase Price less the amount of the China Closing Date Payment.
“Disclosure Schedules” has the meaning set forth in the introductory paragraph to Article IV hereof.
“Disputed Items” has the meaning set forth in Section 2.03(e) hereof.
“Effective Time” means 12:01 a.m. (local time in San Luis Obispo, California) on the Closing Date.
“Encumbrances” means all liens, mortgages, deeds of trust, pledges, assignments, charges, defects in title, judgments, encumbrances, security interests, options, rights of first refusal, easements, hypothecations, encroachments, claims, adverse interests, community property interests, conditions, equitable interests, liens (statutory or other), mortgages, licenses, sublicenses, rights of way and other similar restrictions or third‑party rights.
“Environment” means soil, land surface, subsurface strata, surface water, groundwater, stream sediments and ambient air.
“Environmental Laws” means all Laws concerning or that relate to pollution, protection or cleanup of the Environment, natural resources, occupational safety and health, or the management, manufacture, generation, labeling, registration, use, treatment, storage, transportation, handling, disposal or Release of or exposure to Hazardous Substances.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, including the rules and regulations promulgated thereunder.
“ERISA Affiliate” means any member of a group of trades or businesses under common control (as defined in Sections 4001(a)(14) or 4001(b)(1) of ERISA) with the Acquired Companies, or that is required to be considered a single employer with the Acquired Companies pursuant to Sections 414(b), (c), (m) or (o) of the Code.
“Estimated Closing Certificate” has the meaning set forth in Section 2.03(a) hereof.
“Excluded Assets” has the meaning set forth in Section 2.01(b) hereof.

“Excluded Liabilities” has the meaning set forth in Section 2.01(b) hereof.
“Excluded Plans” means any Acquired Company Plan that provides benefits to current or former employees who are not Acquired Employees, including, for purposes of clarity, the SAES Getters 401(k) Plan and the SUSA Deferred Compensation Plan.
“Export Control Laws” means any applicable export control Laws, including the U.S. International Traffic in Arms Regulations and the U.S. Export Administration Regulations.
“Final Closing Accrued Taxes” means the Accrued Taxes set forth on the Final Closing Balance Sheet, as finally determined in accordance with the provisions of Section 2.03 hereof.
“Final Closing Balance Sheet” means the balance sheet of the Business, prepared in accordance with the Accounting Methods, setting forth the Final Closing Working Capital derived therefrom, each as of the Effective Time, which balance sheet has been finally determined in accordance with the provisions of Section 2.03 hereof.
“Final Closing Cash” means the Cash and Cash Equivalents as of the Effective Time once the same have been finally determined in accordance with the provisions of Section 2.03 hereof.
“Final Closing Settlement Amounts” means the Settlement Amounts as of the Effective Time, once they have been finally determined in accordance with the provisions of Section 2.03 hereof.
“Final Closing Working Capital” means the Working Capital set forth on the Final Closing Balance Sheet, once such Final Closing Balance Sheet has been finally determined in accordance with the provisions of Section 2.03 hereof.
“Financial Statements” means, collectively, (a) the Baseline Balance Sheet, together with the related unaudited statement of income for the year then ended, and (b) the unaudited consolidated balance sheet of the Business as of March 31, 2018, together with the related unaudited statement of income for the three (3) months ended on March 31, 2018.
“Governmental Authority” means any non-U.S., U.S., federal, territorial, state, municipal or local governmental authority, or any instrumentality (including any state-owned or controlled entity), court, arbitrator or arbitration tribunal, legislative body, commission, tribunal or organization of any such governmental authority, or any regulatory, administrative or other agency of any such governmental authority, or any political or other subdivision, department or branch of any of the foregoing or any public international organization (e.g., The World Bank, International Red Cross).
“Hazardous Substance” any substance, chemical, waste or material that is listed, classified, designated, regulated or defined as hazardous, radioactive or toxic or a pollutant or a contaminant or any other term of similar import under any Environmental Law, including petroleum and all derivatives thereof, asbestos and asbestos-containing materials, radon, mold and polychlorinated biphenyls.

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvement Act of 1976 (as amended).
“IFRS” means the accounting principles promulgated by the International Accounting Standards Board and approved by the European Union (Consob resolutions no. 15519 and no. 15520 of July 27, 2006, Consob communication no. DEM/6064293 of July 28, 2006 and article 149-duodecies of the Issuers Regulation), consistently applied, as in effect from time to time. “IFRS” also includes all revised international accounting standards and all interpretations issued by the International Financial Reporting Interpretations Committee, including those previously issued by the Standing Interpretations Committee.
“Indemnified Party” has the meaning set forth in Section 9.04(a) hereof.
“Indemnifying Party” has the meaning set forth in Section 9.04(a) hereof.
“Independent Accountant” means KPMG or any other accounting firm of international reputation which is mutually acceptable to Buyer and the Stockholder.
“Insurance Policies” has the meaning set forth in Section 4.16 hereof.
“Intellectual Property” means all intellectual and proprietary rights, including Patents, Trademarks, copyrights, domain names and Trade Secrets, including the right to sue for past, present and future infringement, misappropriation or other violation thereof.
“Knowledge of the Business” means the actual knowledge of any one or more of Giulio Canale, Timothy Johnson and Paul Scherle, and such knowledge that any such Person should have had following a reasonable investigation in the course of such Person’s duties on behalf of the Business.
“Law” means any international, national, federal, state or local law, constitution, treaty, convention, statute, ordinance, code, rule, regulation or common law or other similar requirement enacted, adopted or promulgated by any Governmental Authority, each as amended and now and hereafter in effect.
“Leased Real Property” has the meaning set forth in Section 4.13(b) hereof.
“License Agreement” has the meaning set forth in Section 3.02(k) hereof.
“Local Agreements” has the meaning set forth in Section 2.01(c) hereof.
“Local China Purchase Agreement” has the meaning set forth in Section 3.02(b) hereof.
“Loss” or “Losses” means any and all actual out of pocket losses, costs, interest, assessments, offsets, settlement payments, awards, judgments, fines, penalties, damages, expenses, deficiencies or other charges of any kind, including reasonable attorneys’ fees, costs of investigation and costs of enforcing any right to indemnification hereunder or pursuing any insurance providers; provided that Losses shall not include punitive, exemplary, special, treble or indirect damages; provided, however, that the foregoing limitations shall not apply if any Indemnified Party is held liable to any Person for such Losses in connection with a Third Party Claim.

“Material Adverse Effect” means any state of facts, event, change, circumstance, condition, development, occurrence, result or effect that has had, has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect (a) on the assets, liabilities, value, business, results of operations, conduct of operations or condition (financial or otherwise) of the Acquired Companies (taken as a whole), the Business (taken as a whole) or (b) on the ability of the Seller Parties or the Acquired Companies to consummate the Transaction; provided that, in the case of clause (a) above, the term “Material Adverse Effect” shall not include (i) any changes in general economic conditions in any of the markets, industries or geographical areas in which any Acquired Company or the Business operate, including, without limitation, commodity prices, (ii) changes in economic conditions or the financial, banking, currency or capital markets in general, (iii) changes in other conditions generally affecting any of the industries in which any Acquired Company or the Business operate, (iv) acts of God, calamities, national or international political or social conditions, including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, (v) changes in Law or in IFRS or any interpretation thereof, (vi) any actions taken by the Parties or failures to take action by the Parties, or such other changes or events, required by this Agreement (including, without limitation, the Pre-Closing Restructuring) or to which the Parties have consented in writing, (vii) any item or items resulting from the failure of the Business to meet any of its internal projections (it being understood that the underlying cause of such failure, to the extent not otherwise excluded by this definition, may be taken into account), or (viii) third party responses to the announcement or pendency of the Transaction, including by reason of the identity of Buyer, except, in the cases of the preceding clauses (i), (ii), (iii), (iv) and (v), to the extent such state of facts, event, change, circumstance, or effect has a disproportionate effect on the Acquired Companies or the Business relative to other Persons operating in the industry in which the Business operates.
“Material Contract” has the meaning set forth in Section 4.14(a) hereof.
“Net Proceeds” means an amount equal to:

(a)	the Base Purchase Price;

(b)	minus an amount equal to the Transaction Expenses, to the extent not paid prior to the Closing;

(c)
plus or minus an offsetting adjustment for the difference between (i) Target Working Capital and (ii) Working Capital as of the Effective Time as is finally determined in accordance with Section 2.03 hereof;

(d)	plus an amount equal to the Cash and Cash Equivalents as of the Effective Time as is finally determined in accordance with Section 2.03 hereof;

(e)	minus an amount equal to the amount necessary to discharge in full all Closing Debt;

(f)	minus Accrued Taxes as of the Effective Time as finally determined in accordance with Section 2.03 hereof; and

(g)	minus an amount equal to the Bonus Payments (to the extent not duplicative of any amounts taken into account pursuant to clause (e) above).
“Non-Paying Party” has the meaning set forth in Section 6.13(f)(i).
“Notice of Claim” has the meaning set forth in Section 9.04(a) hereof.
“Objection Certificate” has the meaning set forth in Section 2.03(c) hereof.
“Onondaga Lake Superfund Site” has the meaning given to such term in that certain agreement described on Schedule 1.01(c).
“Order” means any judgment, order, injunction, decision, determination, award, ruling, writ, stipulation, restriction, assessment or decree of, or entered by, with or under the supervision of, any Governmental Authority.
“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practices of the Business in taking or refraining to take any particular action (including with respect to the quantity and frequency thereof).
“Owned Real Property” means the real property of SPG described on Section 4.13(a) of the Disclosure Schedules.
“Parties” or “Party” has the meaning set forth in the preamble to this Agreement.
“Patents” means all patents, industrial and utility models, industrial designs, petty patents, patents of importation, patents of addition, certificates of invention and any other indicia of invention ownership issued or granted by any Governmental Authority, including all provisional applications, priority and other applications, divisionals, continuations (in whole or in part), extensions, reissues, re-examinations or equivalents or counterparts of any of the foregoing.
“Paying Party” has the meaning set forth in Section 6.13(f)(i).
“Permits” means all permits, licenses, franchises, privileges, immunities, approvals, qualifications, registrations, certificates, exemptions, variances and other authorizations and similar rights granted by or obtained from any Person.
“Permitted Encumbrances” means: (a) all liens for Taxes, assessments, fees and other charges by Governmental Authorities that are not yet due and payable, for which reserves have been properly established in accordance with the Accounting Methods; (b) mechanics’, workmens’, repairmens’, warehousemens’, carriers’ or other statutory liens arising or incurred in the Ordinary Course of Business or by operation of Law if, in each case, (i) the underlying obligations are not delinquent, (ii) reserves have been properly established in accordance with the Accounting Methods and (iii) such liens are not, individually or in the aggregate, material to the Business; (c) with respect to any Real Property: (i) any conditions that may be shown by a current, accurate survey; (ii) easements, encroachments, restrictions, rights-of-way and any other non-monetary title defects; and (iii) zoning, building and other similar restrictions; provided, however, that none of the foregoing described in this clause (c) will individually or in the aggregate materially impair the continued use and operation of the property to which they relate in the manner presently conducted; (d) non-exclusive rights granted to any licensee of any Intellectual Property in the Ordinary Course of Business; (e) Encumbrances securing capitalized lease obligations that are not, individually or in the aggregate, material to the Business; and (f) in the case of stock or other equity interests, restrictions arising under applicable securities Laws.
“Person” means any individual, sole proprietorship, partnership, corporation, limited liability company, unincorporated society or association, Governmental Authority, estate, trust or other entity or organization.
“Plan” means (a) any “employee pension benefit plan” as defined in Section 3(2) of ERISA, (b) any “employee welfare benefit plan” as defined in Section 3(1) of ERISA, or (c) any other material retirement, deferred compensation, welfare, insurance, fringe or flexible benefit, sick or disability pay, death benefit, stock, stock option, bonus, incentive compensation, vacation pay, change of control, severance pay plan, policy, program or arrangement that, in each case, is maintained or contributed to by any Acquired Company or to which the China Asset Seller (or any of their respective Affiliates) contributes or has any liability with respect to any Acquired Employee, other than any plan, program, policy or arrangement which is maintained by a Governmental Authority or which is required to be maintained to satisfy any applicable Law.
“Post-Closing Taxes” means Taxes of the Acquired Companies or the Business for any taxable period beginning on or after the Closing Date.
“PRC” means the People’s Republic of China.
“Pre-Closing Engagements” has the meaning set forth in Section 10.14(a) hereof.
“Pre-Closing Estimated Accrued Taxes” has the meaning set forth in Section 2.03(a) hereof.
“Pre-Closing Estimated Balance Sheet” has the meaning set forth in Section 2.03(a) hereof.
“Pre-Closing Estimated Cash” has the meaning set forth in Section 2.03(a) hereof.
“Pre-Closing Estimated Working Capital” has the meaning set forth in Section 2.03(a) hereof.
“Pre-Closing Period” has the meaning set forth in Section 6.01 hereof.
“Pre-Closing Restructuring” means the restructuring of the Acquired Companies as set forth in Schedule 1.01(a) hereto.
“Pre-Closing Restructuring Purchase Agreement” means the Purchase Agreement by and between SAES Colorado, Inc. and SUSA to be entered into in connection with the Pre-Closing Restructuring.

“Pre-Closing Taxes” means any Taxes of the Acquired Companies (or for which any of the Acquired Companies are liable) and solely to the extent of the Purchased Assets and the Business, of the Seller Parties, relating to or attributable to any Pre-Closing Tax Period or pre-Closing portion of a Straddle Period and shall include (i) any Taxes arising from the Pre-Closing Restructuring and (ii) any Taxes for which the Acquired Companies are liable with respect to the Bonus Payments.
“Pre-Closing Tax Periods” has the meaning set forth in Section 6.13(a) hereof.
“Pre-Closing Tax Refunds and Credits” has the meaning set forth in Section 6.13(f)(ii) hereof.
“Proceeding” means any action, arbitration, mediation, complaint, charge, audit, hearing, investigation, proceeding, litigation, lawsuit or claim (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority, mediator or arbitrator.
“Prohibited Transaction” has the meaning set forth in Section 6.03 hereof.
“Proposed Closing Accrued Taxes” has the meaning set forth in Section 2.03(b) hereof.
“Proposed Closing Balance Sheet” has the meaning set forth in Section 2.03(b) hereof.
“Proposed Closing Cash” has the meaning set forth in Section 2.03(b) hereof.
“Proposed Closing Certificate” has the meaning set forth in Section 2.03(b) hereof.
“Proposed Closing Working Capital” has the meaning set forth in Section 2.03(b) hereof.
“Purchased Assets” has the meaning set forth in Section 2.01(b) hereof.
“Real Property” means the Owned Real Property and the Leased Real Property.
“Real Property Leases” has the meaning set forth in Section 4.13(b) hereof.
“Related Party Contract” has the meaning set forth in Section 4.15 hereof.
“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing, leaching or dumping of a Hazardous Substance into the Environment.
“Released Buyer Person” has the meaning set forth in Section 10.12 hereof.
“Released Seller Person” has the meaning set forth in Section 10.12 hereof.
“Releasing Buyer Person” has the meaning set forth in Section 10.12 hereof.
“Releasing Seller Person” has the meaning set forth in Section 10.12 hereof.
“Representatives” means directors, officers, employees, investment bankers, consultants, attorneys, accountants, auditors and other advisors and representatives of a Person.

“Restrictions” has the meaning set forth in Section 2.01(a) hereof.
“Retained Assets” has the meaning set forth in Section 6.11 hereof.
“Sanctioned Country” means any country or territory which is subject to comprehensive economic sanctions issued by the United States, the United Nations Security Council, the European Union or Her Majesty’s Treasury that broadly restrict trade and investment in or with that country or territory (including, currently, Crimea, Cuba, Iran, North Korea, and Syria).
“Sanctioned Person” means a Person with whom dealings are restricted or prohibited by, or are sanctionable under any Sanctions.
“Sanctions” means any economic sanctions or trade restrictions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council, the European Union, or Her Majesty’s Treasury.
“Seller Antitrust Fees” means an amount equal to fifty percent (50%) of the aggregate filing fees paid by Buyer in respect of notification and report forms required under the HSR Act and other similar antitrust filings under other applicable Laws in connection with the Transaction. The Seller Antitrust Fees are included in the Transaction Expenses and will be reimbursed by the Stockholder to Buyer at the Closing.
“Seller Parties” has the meaning set forth in Recital D hereof.
“Seller Party Proceeds” has the meaning set forth in Section 2.02(c)(iv) hereof.
“Sellers’ Counsel” has the meaning set forth in Section 10.14(a) hereof.
“Settlement Amounts” has the meaning set forth in Section 2.02(b)(iii) hereof.
“SPG” has the meaning set forth in Recital B hereof.
“Stockholder” has the meaning set forth in the preamble to this Agreement.
“Stockholder Retained Assets” means the assets related to or used in the Business and that are also used by the Stockholder and its Affiliates for purposes other than the Business, which are identified on Schedule 1.01(b) hereto.
“Straddle Period” has the meaning set forth in Section 6.13(c) hereof.
“Subsidiary” means any Person of which (i) a majority of the outstanding share capital, voting securities or other equity interests are owned, directly or indirectly, by any Acquired Company, or (ii) any Acquired Company is entitled, directly or indirectly, to appoint a majority of the board of directors, board of managers or comparable body of such Person.
“Supply Agreement” has the meaning set forth in Section 3.02(l) hereof.
“SUSA” has the meaning set forth in Recital A hereof.
“SUSA Shares” has the meaning set forth in Recital A hereof.

“Target Working Capital” means Forty-One Million One Hundred Twenty-Three Thousand One Hundred Forty-Five Dollars ($41,123,145).
“Tax” (and, with correlative meaning, “Taxes,” “Taxable” and “Taxing”) means (a) any U.S. federal, state, local and non-U.S. net income, alternative or add-on minimum, estimated, gross income, gross receipts, sales, use, ad valorem, value added, transfer, conveyance, franchise, capital profits, lease, land use, service, fringe benefits, license, withholding, payroll, employment, social security, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, registration, capital stock, social security (or similar contributions or payments), unemployment, disability, customs duty or other tax, escheat, abandonment, unclaimed property, governmental fee or other like assessment or charge of any kind whatsoever, together with all interest, fines, penalties and additions attributable to or imposed with respect to such amounts and (b) any and all liability for the payment of any items described in clause (a) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group), including, without limitation, Treasury Regulation Section 1.1502-6 or any similar or corresponding U.S. federal, state, local or Law of any jurisdiction.
“Tax Return” means all returns, declarations, reports, forms, claims for refunds, information returns and other statements or documents required to be filed or maintained by applicable Law relating to Taxes, including any schedules or attachments thereto and any amendments thereof.
“Taxing Authority” means any Governmental Authority having jurisdiction or responsibility for the administration, imposition or collection of any Tax.
“Termination Date” has the meaning set forth in Section 8.01(b) hereof.
“Third Party Claim” has the meaning set forth in Section 9.04(b) hereof.
“Trade Secrets” means trade secrets and other proprietary or confidential information, including know-how, inventions, discoveries, methods, processes, algorithms and business and financial information.
“Trademarks” means trademarks, trade names, service marks, service names, trade dress, logos, and other indications of origin (whether or not registered), and all applications (whether or not abandoned), registrations and renewals therefor.
“Transaction” has the meaning set forth in Recital E hereof.
“Transaction Documents” means this Agreement, the Local Agreements and any other documents or agreements executed in connection herewith or with the Transaction, including the License Agreement, the Transition Services Agreement and the Supply Agreement.
“Transaction Expenses” means all out-of-pocket fees and expenses, incurred by or on behalf of, or paid or to be paid by or on behalf of, the Acquired Companies in connection with the performance or consummation of the Transaction contemplated hereby, including, without limitation: (i) all brokers’ or finders’ fees payable by the Acquired Companies in connection with the Transaction; (ii) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, and auditors and experts payable by the Acquired Companies in connection with the Transaction; and (iii) the Seller Antitrust Fees.
“Transfer Taxes” has the meaning set forth in Section 6.13(e) hereof.
“Transferring China Employees” has the meaning set forth in Section 6.14(a) hereof.
“Transition Services Agreement” has the meaning set forth in Section 3.02(m) hereof.
“Working Capital” means, as of the Effective Time, a calculation of the total current assets of the Business (excluding Cash and Cash Equivalents) minus the total current liabilities of the Business, as determined and calculated in accordance with the Accounting Methods, to the extent such current assets and current liabilities are described or set forth in the calculation of Working Capital set forth on Exhibit C attached hereto (and specifically excluding any asset or liability accounts that are not listed in the calculation of Working Capital set forth on Exhibit C attached hereto). Notwithstanding the foregoing, “Working Capital” shall not include any amount, liability, obligation or Loss to the extent that the same is taken into account in the calculation of either Debt or Accrued Taxes. Exhibit C shows an illustrative calculation of Working Capital.
ARTICLE II
PURCHASE AND SALE
Section 2.01Purchase and Sale. Subject to the terms and conditions set forth in this Agreement, and in reliance upon the covenants, agreements, representations and warranties of the Stockholder contained herein, at the Closing, but effective as of the Effective Time:
(a)Buyer shall purchase and acquire from the Stockholder, and the Stockholder shall sell, assign, transfer, convey and deliver to Buyer, all right, title and interest of the Stockholder in and to the SUSA Shares, free and clear of all Encumbrances (other than Permitted Encumbrances of the nature described in clause (f) of the definition thereof) and any and all restrictions on voting, transfer, receipt of income or assets upon liquidation, or exercise of any other attribute of ownership or other rights (other than restrictions arising under applicable securities Laws) (“Restrictions”).
(b)Pursuant to an agreement between China Asset Buyer and China Asset Seller, substantially as attached as Exhibit D hereto (the “Local China Purchase Agreement”), the China Asset Buyer shall purchase and acquire from the China Asset Seller, and the China Asset Seller shall sell, assign, transfer, convey and deliver to the China Asset Buyer, all right, title and interest of the China Asset Seller in and to all of the assets, properties and rights of the China Asset Seller of every kind and nature, whether real, personal or mixed, intellectual, tangible or intangible, that primarily relate to the Business and that are localized in the China Asset Seller’s Shanghai office (including, without limitation, all assets of the China Asset Seller set forth on Schedule 2.01(b) hereto) but excluding Stockholder Retained Assets (the “Purchased Assets”), free and clear of all Encumbrances (other than Permitted Encumbrances). Title to the Purchased Assets shall pass from the China Asset

Seller to the China Asset Buyer at the Effective Time (despite the deferred nature of the payment of the Deferred China Asset Purchase Price). Additionally, the China Asset Buyer shall assume and agrees to pay, perform and discharge, as and when due, the liabilities of the China Asset Seller that are described on Schedule 2.01(b) hereto (the “Assumed Liabilities”). For the avoidance of doubt, it is acknowledged and agreed that all assets of the China Asset Seller other than the Purchased Assets (including, without limitation, all assets of the China Asset Seller set forth on Schedule 2.01(b)) (the “Excluded Assets”) and all liabilities of the China Asset Seller other than the Assumed Liabilities (including, without limitation, all liabilities of the China Asset Seller set forth on Schedule 2.01(b)) (the “Excluded Liabilities”) shall not be sold, assigned, transferred, conveyed or delivered to, or assumed by, as applicable, the China Asset Buyer and shall remain the sole and exclusive property of, and responsibility of, the China Asset Seller following the Closing.
(c)The Parties acknowledge and agree that the implementation of the transactions contemplated by Section 2.01(b) needs to be effected, recorded and perfected at the Closing pursuant to the Local China Purchase Agreement and certain other similar short-form transfer agreements, including, as necessary, notices of transfer, notarial deeds, powers of attorney and other ancillary agreements and documents, in all cases, subject to and conforming with the requirements of applicable local Laws (on a country-by-country basis) and the charter or similar governing documents of the China Asset Seller (collectively, the “Local Agreements”). For the avoidance of doubt, each applicable Local Agreement has been entered into solely for the purpose of implementing the sale, purchase and delivery of the Purchased Assets to be sold by the China Asset Seller, and the assignment and assumption of the Assumed Liabilities to be assumed by the China Asset Buyer, in each case, as provided under the provisions of this Agreement. In the event of any conflict between the terms of this Agreement and the terms of any Local Agreement, the terms of this Agreement shall prevail. The Buyer Parties shall not be permitted to bring any claim for Losses against any Seller Party or any of their respective Affiliates in respect of, under or based upon any Local Agreement, it being acknowledged and agreed that all rights and remedies in respect of the Transaction are set forth in, and shall be governed by, this Agreement.
(d)At any time and from time to time following the Closing, if any assets, rights or properties that properly constitute assets of the Business (including as needed to make the representation in Section 4.07(c) true and correct) were not transferred to the Buyer Parties at Closing, the Stockholder shall, at its own cost and expense, promptly transfer and deliver (or to cause to be transferred and delivered) such assets to the applicable Buyer Party without the payment of any further consideration therefor. At any time following the Closing, if any assets, rights or properties that did not properly constitute assets of the Business as of the Closing Date were inadvertently transferred to any Buyer Party at Closing, then each applicable Buyer Party shall, at such Buyer Party’s cost and expense, promptly transfer and deliver (or to cause to be transferred and delivered) any and all of such assets to the Stockholder or, at the Stockholder’s request, an Affiliate of Stockholder, without the payment by Stockholder or any such Affiliate of any consideration therefor.
Section 2.02    New Proceeds; Payment at Closing.

(a)Subject to the terms and conditions set forth in this Agreement, in reliance upon the covenants, agreements, representations and warranties of the Stockholder contained herein, and in consideration of the aforesaid sale, assignment, transfer, conveyance and delivery of the SUSA Shares and the Purchased Assets to the Buyer Parties, Buyer Parties shall assume the Assumed Liabilities and pay or cause to be paid an amount of cash equal to the Net Proceeds in accordance with the terms of this Section 2.02.
(b)At Closing, the Buyer Parties shall pay or cause to be paid, (y) if the amount of the Pre-Closing Estimated Working Capital exceeds the amount of the Target Working Capital, an amount equal to the Base Purchase Price plus the Pre-Closing Estimated Cash plus the amount of such excess minus the Pre-Closing Estimated Accrued Taxes, or (z) if the amount of the Pre-Closing Estimated Working Capital is less than the amount of the Target Working Capital, an amount equal to the Base Purchase Price plus the Pre-Closing Estimated Cash minus the amount of such deficit minus the Pre-Closing Estimated Accrued Taxes (as the case may be, the “Closing Payment”), as follows, by wire transfer of immediately available U.S. funds to such account(s) and pursuant to such wire instructions as are designated by the Stockholder to Buyer in writing prior to the Closing:
(i)as contemplated by Section 3.02(g), the unpaid principal amount of, all interest on, all premiums, if any, and all other costs, expenses and other amounts owed to any Person in respect of all Debt of the Acquired Companies relating to the Business shall be paid to such Person or Persons in full (all such Debt, “Closing Debt”);
(ii)the Transaction Expenses or payments related thereto shall be fully funded with a portion of the Closing Payment to the appropriate Person(s);
(iii)all amounts, if any, to be paid to individuals by the Stockholder, any Acquired Company or any of their respective Affiliates as a result of the consummation of the Transaction, including any change of control payments, stay bonuses, retention bonuses and similar amounts payable in connection with the transactions contemplated hereby, together with the employer portion of any payroll Taxes due in connection with all of the foregoing payments, shall be paid to the payroll account of SPG and/or the Stockholder (or one or more additional Affiliates of the Stockholder) for subsequent payment by SPG and/or the Stockholder (or such additional Affiliate(s)) to the appropriate Person(s) (including pursuant to the covenants and agreements set forth in Section 6.21 hereof) and the remittance of any payroll Taxes in accordance with applicable Laws; (“Bonus Payments”, and together with the Closing Debt and Transaction Expenses, the “Settlement Amounts”);
(iv)the China Closing Date Payment shall be paid by the China Asset Buyer to the China Asset Seller’s PRC bank account in Renminbi;
(v)an amount equal to the Deferred China Asset Purchase Price shall be paid by the Buyer to the Stockholder in U.S. Dollars (to be treated and held subject to the provisions of Section 6.22 hereof); and
(vi)the remaining balance of the Closing Payment (such payment combined with the payments in Section 2.02(b)(iv) and (v), the “Seller Party Proceeds”) shall be paid to the Stockholder.

Section 2.03    Adjustment of Net Proceeds.
(a)At least five (5) Business Days prior to the Closing Date, the Stockholder shall prepare and deliver to Buyer an estimated balance sheet of the Business as of the Effective Time (the “Pre‑Closing Estimated Balance Sheet”), and a certificate setting forth the Stockholder’s good faith estimate of (i) Working Capital as of the Effective Time as derived therefrom (such estimate, the “Pre-Closing Estimated Working Capital”), (ii) Cash and Cash Equivalents as of the Effective Time (such estimate, the “Pre-Closing Estimated Cash”), (iii) Accrued Taxes as of the Effective Time as derived from the Pre-Closing Estimated Balance Sheet (such estimate, the “Pre-Closing Estimated Accrued Taxes”), (iv) each of the Settlement Amounts and (v) Seller Party Proceeds (such certificate, the “Estimated Closing Certificate”). All amounts set forth in the Estimated Closing Certificate shall be prepared by the Stockholder in accordance with the Accounting Methods and otherwise in a manner, and shall be in a form, consistent with the calculation and determination of Working Capital set forth on Exhibit D hereto.
(b)No later than ninety (90) days following the Closing Date, Buyer shall prepare, in good faith, and deliver to the Stockholder a balance sheet of the Business (the “Proposed Closing Balance Sheet”) and a certificate setting forth Buyer’s good faith calculation of (i) Working Capital as of the Effective Time as derived therefrom (as calculated by Buyer, the “Proposed Closing Working Capital”), (ii) Cash and Cash Equivalents as of the Effective Time (as calculated by Buyer, the “Proposed Closing Cash”), (iii) Accrued Taxes as of the Effective Time as derived from the Proposed Closing Balance Sheet (“Proposed Closing Accrued Taxes”), (iv) each of the Settlement Amounts and (v) Seller Party Proceeds (such certificate, the “Proposed Closing Certificate”). All amounts set forth in such certificate shall be prepared by Buyer in accordance with the Accounting Methods and otherwise in a manner, and shall be in a form, consistent with the calculation and determination of Working Capital set forth on Exhibit C hereto.
(c)Following receipt of the Proposed Closing Balance Sheet and the Proposed Closing Certificate, the Stockholder may review the same and, within thirty (30) days after the date of such receipt, may deliver to Buyer a certificate setting forth its specific objections, if any, to the Proposed Closing Balance Sheet and the amounts set forth in the Proposed Closing Certificate, together with a summary of the reasons therefor and calculations which, in the view of the Stockholder, are necessary to eliminate such objections (the “Objection Certificate”). If the Stockholder does not deliver an Objection Certificate within such thirty (30) day period, the Proposed Closing Balance Sheet and the amounts set forth in the Proposed Closing Certificate shall be deemed to be final and binding as the Final Closing Balance Sheet, the Final Closing Working Capital, the Final Closing Cash, the Final Closing Accrued Taxes and the Final Closing Settlement Amounts for purposes of this Agreement. In the event that the Stockholder does deliver an Objection Certificate within such thirty (30) day period, the specific items identified in the Objection Certificate shall be deemed to be in dispute and all other undisputed portions of the Proposed Closing Balance Sheet and the undisputed amounts set forth in the Proposed Closing Certificate shall be deemed to be final and binding among the Parties.

(d)If the Stockholder delivers an Objection Certificate within such thirty (30) day period, Buyer and the Stockholder shall each use reasonable efforts to resolve by written agreement (the “Agreed Adjustments”) any disputes as to the Proposed Closing Balance Sheet and the amounts set forth in the Proposed Closing Certificate. If the Stockholder and Buyer so resolve any (but not all) such disputes, the agreed-upon portions of the Proposed Closing Balance Sheet and the Proposed Closing Certificate shall be deemed to be final and binding among the Parties. If the Stockholder and Buyer so resolve all such disputes, the Proposed Closing Balance Sheet and the Proposed Closing Certificate, as adjusted by the Agreed Adjustments, shall be deemed to be final and binding as the Final Closing Balance Sheet, the Final Closing Working Capital, the Final Closing Cash, the Final Closing Accrued Taxes and the Final Closing Settlement Amounts for purposes of this Agreement.
(e)If any objections raised by the Stockholder in the Objection Certificate are not resolved by Agreed Adjustments within the thirty (30) day period following Buyer’s receipt of the Objection Certificate then, within seven (7) Business Days after the end of such thirty (30)-day period, the objections that remain unresolved (the “Disputed Items”), together with any supporting documentation as either Buyer or the Stockholder may choose to submit, shall be submitted by the Stockholder and Buyer for final binding resolution to the Independent Accountant. The Independent Accountant shall act as an accounting expert and not as an arbitrator, and shall issue a final and binding resolution with respect to all Disputed Items. Buyer and the Stockholder agree to execute, if requested by the Independent Accountant, a reasonable engagement letter, and shall use reasonable efforts to cause the Independent Accountant to issue its written determination as to such Disputed Items, which shall be within the range of the respective positions taken by each of Buyer and the Stockholder, within twenty (20) Business Days after such Disputed Items have been so submitted to the Independent Accountant, and the determination by the Independent Accountant as to the resolution of all such Disputed Items will be final and binding among the Parties and shall not be subject to dispute, appeal, Proceeding or challenge for any reason, absent fraud or manifest error. The costs and expenses of the Independent Accountant shall be borne and paid by either the Buyer Parties (jointly and severally, on the one hand) or the Stockholder (on the other hand) as determined by the Independent Accountant (with the Independent Accountant being instructed by the Parties to assign responsibility for its costs and expenses on a pro rata basis based upon the degree to which the Independent Accountant has accepted the respective positions of Buyer and the Stockholder, which shall be determined by the Independent Accountant and set forth in the final determinations prepared by such Independent Accountant). The Proposed Closing Balance Sheet, the Proposed Closing Working Capital, the Proposed Closing Cash, the Proposed Closing Accrued Taxes and the proposed Settlement Amounts, after giving effect to any Agreed Adjustments and to the resolution of Disputed Items by the Independent Accountant, shall be deemed to be final and binding as the Final Closing Balance Sheet, the Final Closing Working Capital, the Final Closing Cash, the Final Closing Accrued Taxes and the Final Closing Settlement Amounts for purposes of this Agreement. For the avoidance of doubt, the procedures set forth in this Section 2.03 shall be the sole and exclusive remedy with respect to the final determination of the Final Closing Balance Sheet, the Final Closing

Working Capital, the Final Closing Cash, the Final Closing Accrued Taxes and the Final Closing Settlement Amounts.
(f)Each Party hereto shall make available to the other Parties and, if applicable, the Independent Accountant, such books, records and other information as any of the foregoing may reasonably request to prepare and review the Pre-Closing Estimated Balance Sheet and the various amounts set forth in the Estimated Closing Certificate, the Proposed Closing Balance Sheet and the various amounts set forth in the Proposed Closing Certificate or any Disputed Items submitted to the Independent Accountant.
(g)If any of the Final Closing Working Capital, the Final Closing Cash, the Final Closing Accrued Taxes or any component of the Final Closing Settlement Amounts (as finally determined pursuant to Section 2.03(c), (d) or (e) hereof) differs from the estimated amounts thereof set forth in the Estimated Closing Certificate, the Net Proceeds and the Seller Party Proceeds shall be recalculated using such final figures in lieu of such estimated figures. Promptly (but not later than five (5) Business Days) after the final and binding determination of the Final Closing Balance Sheet and such recalculated amounts pursuant to this Section 2.03:
(i)If the Seller Party Proceeds as recalculated pursuant to this Section 2.03(g) is less than the estimated Seller Party Proceeds set forth in the Estimated Closing Certificate, the Stockholder will pay to Buyer, by wire transfer of immediately available funds to such bank account(s) as Buyer shall designate in writing to the Stockholder, the amount of such shortfall.
(ii)If the Seller Party Proceeds as recalculated pursuant to this Section 2.03(g) is greater than the estimated Seller Party Proceeds set forth in the Estimated Closing Certificate, the Buyer Parties will, jointly and severally, pay to the Stockholder, by wire transfer of immediately available funds to such bank account(s) as the Stockholder shall designate in writing to Buyer, the amount of such excess.
Section 2.04    Tax Withholding. The Buyer Parties shall be entitled to (i) deduct and withhold (or cause to be deducted or withheld) from any consideration payable pursuant to the Transaction Documents to the Seller Parties or any other Person such amounts, if any, as are required to be deducted or withheld therefrom or in connection therewith under any applicable Tax Law or legal requirement and (ii) to require any necessary Tax forms, including Internal Revenue Service Form W-9 or the applicable series of IRS Form W-8, as applicable, or any similar information, from the Seller Parties or any other Person to whom a payment is required to be made pursuant to the Transaction Documents. Buyer shall provide the Stockholder with prompt written notice reasonably detailing any amounts required to be deducted or withheld from any consideration payable pursuant to this Agreement or the Transaction Documents and shall identify the applicable Tax Law under which the deduction or withholding is required, provide the Seller Parties with the opportunity to furnish any necessary Tax forms in order to avoid or reduce such withholding in advance of Buyer deducting or withholding from any consideration payable pursuant to this Agreement or the Transaction Documents; provided that such opportunity does not subject the Buyer Parties or any other Person to any potential liability to a relevant Taxing Authority for any claimed withholding and payment or otherwise result in adverse Tax consequences to the Buyer Parties. To the extent such amounts are so deducted or withheld, such amounts shall be timely remitted to the proper Governmental Authority and shall be treated for all purposes under the Transaction Documents as having been paid to the Seller Party or to the Person, respectively, to whom such amounts would otherwise have been paid.
ARTICLE III
CLOSING; DELIVERIES AT CLOSING
Section 3.01    Closing. The payment of the Closing Payment in accordance with Section 2.02(b) hereof, and the sale of the SUSA Shares and the Purchased Assets to the Buyer Parties (the “Closing”) shall take place at 10:00 a.m., New York, New York time, on the third (3rd) Business Day after satisfaction (or waiver in writing) of the conditions set forth in Article VII (other than those conditions to be satisfied by the delivery of documents or taking of any other action at the Closing by any Party) (the “Closing Date”), unless another time or date is agreed to in writing by Buyer and the Stockholder. The Transaction will be deemed to have occurred simultaneously and will become effective, and legal title, equitable title and risk of loss with respect to the SUSA Shares and the Business will transfer to Buyer at the Closing, which transfer will be deemed effective for accounting and other computational purposes as of the Effective Time; provided, however, that all bonuses and other items of compensation accrued or paid in connection with the Transaction (including the Bonus Payments, regardless of whether paid prior to or following the Effective Time) shall be treated for all purposes as having been paid or accrued, as the case may be, prior to the Effective Time, and shall be taken as a deduction by the appropriate Seller Party(ies) (or any of their respective Affiliates, as appropriate) on the final Tax Returns.
Section 3.02    Closing Deliveries by the Stockholder. At the Closing, the Stockholder shall deliver or cause to be delivered to the Buyer Parties the following items:
(a)one or more stock certificates representing the SUSA Shares duly endorsed to Buyer, accompanied by one or more duly executed stock powers transferring the SUSA Shares to Buyer, which stock powers shall be duly executed by the Stockholder and otherwise in proper form for transfer;
(b)a purchase agreement pursuant to which the China Asset Buyer will purchase the Purchased Assets and assume the Assumed Liabilities from the China Asset Seller (the “Local China Purchase Agreement”), duly executed by the China Asset Seller;
(c)possession of the Purchased Assets;
(d)copies of those third party consents set forth on Schedule 3.02(d) hereto, in each case in form and substance reasonably satisfactory to Buyer;
(e)a copy of (i) the certificate of incorporation of SUSA, together with all amendments thereto, and (ii) a certificate of good standing concerning SUSA, in each case duly certified and issued as of a date not more than five (5) Business Days prior to the Closing Date by the Secretary of State of the State of Colorado;
(f)a copy of (i) the certificate of incorporation of SPG, together with all amendments thereto, and (ii) a certificate of good standing concerning SPG, in each case duly certified and issued as of a date not more than five (5) Business Days prior to the Closing Date by the Secretary of State of the State of California;
(g)evidence that the Acquired Companies have, at their sole expense, fully paid all Debt and obtained the release of all Encumbrances (other than Permitted Encumbrances) which may exist with respect to such Debt (including the termination of any related UCC filings); provided that to the extent that any such payment of Debt or procurement of release requires the prior payment of any amount, the Acquired Companies shall procure a payoff letter from the holder of such Debt or Encumbrance which evidences the amount required to be paid, and the Parties shall cause such amount to be paid directly to such holder at Closing out of the funds included in the Closing Payment as contemplated by Section 2.02(b)(i) hereof;
(h)written resignations, effective as of the Closing, of each officer and director of each Acquired Company;
(i)(i) the minute books, stock record books, corporate (or similar) records and seals of the Acquired Companies (to the extent not already in the possession of the Acquired Companies) (provided that where any of the foregoing are not reasonably capable of being separated from any such items of any other business of the Stockholder or any Affiliate thereof, copies of the relevant items shall be provided) and (ii) the accounting records of SPG and those of the China Asset Seller relating to the Purchased Assets and Assumed Liabilities, in each case, relating to the four (4) year period prior to the Closing (to the extent in the possession of the Seller Parties or the Acquired Companies);
(j)termination agreements in form and substance reasonably satisfactory to Buyer, by and between the Acquired Companies and the Stockholder and its relevant Affiliates, that terminate all Related Party Contracts and document the satisfaction and release of any obligations and liabilities thereunder, in each case duly executed by the appropriate Acquired Company and the Stockholder and/or its relevant Affiliates;
(k)a license agreement, by and between the Stockholder and the Buyer, substantially as attached as Exhibit E hereto, pursuant to which the Acquired Companies shall license from the Stockholder the right to use the Trademarks set forth on the exhibit annexed thereto in connection with the continuing operation of the Business for up to twelve (12) months following the Closing (the “License Agreement”);
(l)a supply agreement, by and between the Stockholder and the Buyer, pursuant to which the Buyer will purchase getters materials from the Stockholder or one or more of its Affiliates, substantially as attached as Exhibit F hereto (the “Supply Agreement”), duly executed by the Stockholder;
(m)a transition services agreement, by and between the Stockholder and Buyer, substantially as attached as Exhibit G hereto (the “Transition Services Agreement”), pursuant to which Buyer shall receive certain services from the Stockholder related to the continued operation of the Business; and

(n)a properly executed statement in a form reasonably acceptable to Buyer for purposes of satisfying Buyer’s obligations under Treasury Regulation Section 1.1445-2(c)(3) with respect to SUSA.
Section 3.03    Closing Deliveries by Buyer Parties. At the Closing, the Buyer Parties shall deliver or cause to be delivered to the Stockholder the following items:
(a)the Closing Payment, paid and disbursed in the manner contemplated in Section 2.02(b);
(b)a countersigned signature page to the Local China Purchase Agreement, duly executed by the China Asset Buyer;
(c)a countersigned signature page to the License Agreement, duly executed by the Buyer Parties and the Acquired Companies;
(d)a countersigned signature page to the Supply Agreement, duly executed by Buyer; and
(e)a countersigned signature page to the Transition Services Agreement, duly executed by Buyer.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER
The Stockholder hereby represents and warrants to the Buyer Parties that the statements contained in this Article IV are correct and complete as of the date hereof except as otherwise set forth in the schedules prepared by the Stockholder and attached to this Agreement (the “Disclosure Schedules”), which Disclosure Schedules are incorporated by reference herein. The Disclosure Schedules are arranged in Sections corresponding to the numbered and lettered Sections of this Article IV, and the disclosures in any Section of the Disclosure Schedules shall provide information regarding, and qualify only, the corresponding numbered and lettered Section of this Article IV, unless and to the extent that (a) cross references to other Sections are set forth in the Disclosure Schedules or (b) it is reasonably apparent due to the nature of the disclosure that such disclosure qualifies one or more of the numbered or lettered Sections of this Article IV.
Section 4.01    Organization, Qualification and Power.
(a)Each Seller Party has been duly formed and is validly existing under the Laws of the jurisdiction of its formation.
(b)Each Acquired Company is (i) a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and (ii) duly qualified, licensed or registered to conduct business and in good standing under the Laws of each jurisdiction where the operation of its business, including the Business or its assets require such qualification, license or registration, except where the failure to be so qualified, licensed or registered would not have a Material Adverse Effect. Each Acquired Company has the requisite corporate power and authority to own or lease and operate its assets as and where currently owned, operated and leased and to carry on the Business in all material respects in the manner that it is currently conducted.

(c)Other than SPG (which is a wholly-owned Subsidiary of SUSA), neither Acquired Company (i) has any Subsidiaries, (ii) owns or has the right to acquire any capital stock of, or any equity securities in, any other Person or (iii) has agreed or is under any current or prospective obligation to make any capital contribution to or investment in any Person. As of immediately prior to the Closing, SUSA has no liabilities or assets, except ownership of 100% of the capital stock of SPG and those other assets set forth and described on Schedule 4.01(c).
Section 4.02    Authorization; Enforceability. Each Seller Party has all requisite power and authority to (i) make, execute and deliver this Agreement and the other Transaction Documents to which it is a party and (ii) perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby (including all requisite power and authority to sell, assign, transfer and convey the Purchased Assets as provided by this Agreement and the Local Agreements). The execution by each Seller Party of the Transaction Documents, as applicable, the performance by each such Seller Party of its obligations hereunder and thereunder and the consummation by each such Seller Party of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite action on the part of each such Seller Party. This Agreement and the other Transaction Documents to which the Seller Parties are a party constitute the valid and legally binding obligation of the Seller Parties, enforceable against the Seller Parties in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar Laws affecting creditors’ rights generally and general principles of equity (whether considered in equity or at law).
Section 4.03    Non-Contravention; Consents and Notices.
(a)Neither the execution or delivery of this Agreement or any of the other Transaction Documents to which any Seller Party is a party, nor the consummation by the Seller Parties of the transactions contemplated hereby or thereby will (with or without notice or lapse of time or both):
(i)conflict with or violate any provision of the articles or certificate of incorporation (or equivalent charter document), bylaws (or equivalent governing document) or other organizational or governance documents of any Acquired Company or any Seller Party;
(ii)conflict with or violate, or give any Governmental Authority the right to exercise any remedy or obtain any relief in respect of the Transaction contemplated hereby under, any Law applicable to any Acquired Company, any Seller Party or the Business;
(iii) (A) materially conflict with or result in a material breach of, (B) constitute a material default or an event that (with or without notice or lapse of time or both) would constitute a material default under, or (C) result in the acceleration of or create in any party the right to accelerate, terminate, cancel or otherwise adversely modify, in any material respect, any right, obligation or benefit for the Business under, any Material Contract; or

(iv)result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) or Restrictions upon any of the SUSA Shares, the Purchased Assets or the assets or properties of the Acquired Companies.
(b)Except for those Consents, Permits and notices set forth on Section 4.03(b) of the Disclosure Schedules, and except as is required under the HSR Act, none of the Seller Parties nor any Acquired Company are required to give any notice to, make any filing or registration with, or obtain any Consent or Permit from, any Person or Governmental Authority in connection with the Transaction or the execution and delivery of this Agreement and the other Transaction Documents to which any Seller Party is a party, and the performance of its obligations hereunder and thereunder.
Section 4.04    Capitalization.
(a)The authorized capital stock of SUSA consists of 5,000,000 shares of common stock, no par value per share, of which 925,000 shares are currently issued and outstanding. The SUSA Shares comprise the only securities of SUSA of any kind or nature which are issued and outstanding as of the date hereof, including any securities convertible into or exchangeable or exercisable for shares of capital stock or other securities. The SUSA Shares are fully paid and non-assessable and were issued in compliance with all Laws and not in violation of any preemptive rights. The Stockholder is the sole record and beneficial owner of, and has good, valid and marketable title to, all of the SUSA Shares, free and clear of all Encumbrances or any other restrictions on transfer (other than Permitted Encumbrances of the type described in clause (f) of the definition thereof) and all Restrictions. The Stockholder has the power and authority to sell, transfer, assign and deliver the SUSA Shares to Buyer as provided in this Agreement, and such delivery will convey to Buyer good, valid and marketable title to the SUSA Shares, free and clear of any and all Encumbrances (other than Permitted Encumbrances of the type described in clause (f) of the definition thereof) and all Restrictions.
(b)The authorized capital stock of SPG consists of 20,000,000 shares of common stock, no par value per share, of which 2,906,698 shares are currently issued and outstanding. Such shares of common stock comprise the only securities of SPG of any kind or nature which are issued and outstanding as of the date hereof, including any securities convertible into or exchangeable or exercisable for shares of capital stock or other securities. Such shares of common stock are fully paid and non-assessable and were issued in compliance with all Laws and not in violation of any preemptive rights. SUSA is the sole record and beneficial owner of, and has good, valid and marketable title to, all of such shares, free and clear of all Encumbrances or any other restrictions on transfer (other than Permitted Encumbrances of the type described in clause (f) of the definition thereof) and all Restrictions.
(c)There are no: (i) outstanding securities convertible or exchangeable into shares of capital stock of the Acquired Companies; (ii) options, warrants, calls, subscriptions or other rights, agreements or commitments obligating the Acquired Companies to issue, transfer or sell any shares of their respective capital stock; or (iii) voting trusts or other agreements or understandings to which any Acquired Company is a party or by which any Acquired Company is bound with respect to the voting, transfer or other disposition of its shares of capital stock.
(d)The Stockholder has made available to Buyer correct and complete copies of organizational or governance documents of each Acquired Company and such organizational or governance documents are in full force and effect.
(e)Section 4.04(e) of the Disclosure Schedules lists the current directors and officers of each Acquired Company.
Section 4.05    No Brokers. Other than Alvarez & Marsal Securities, LLC (whose fees have been or will be paid by the Stockholder), no agent, broker, investment banker, financial advisor or other Person is or will be entitled to any brokers’ or finder’s fee or any other commission or similar fee from any Seller Party, any Acquired Company or the Business in connection with the Transaction.
Section 4.06    Permits. Each Acquired Company and, solely with respect to the Business, the China Asset Seller has all Permits which are necessary to entitle it to own, lease, operate and use its assets and properties and to carry on and conduct the Business as currently conducted (which Permits, to the extent transferable, are included in the Purchased Assets), except for such incidental Permits which would be readily obtainable by any qualified applicant without undue burden or except where the failure to hold such Permits would not, individually or in the aggregate, reasonably be expected to adversely affect the value, financial condition, assets (tangible or intangible), conduct of operations or results of operations of the Business (in each case, taken as a whole) in any material respect. Each Acquired Company and, solely with respect to the Business, the China Asset Seller is in compliance in all material respects with all such Permits applicable to the Business and each such Permit is in full force and effect. To the Knowledge of the Business, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension or limitation of any of such Permits. Section 4.06 of the Disclosure Schedules lists each Permit that is held in respect of the Business that is material to the value, financial condition, assets (tangible or intangible), conduct of operations or results of operations of the Business (in each case taken as a whole).
Section 4.07    Assets.
(a)Each Acquired Company has good and valid title to, or valid and enforceable leasehold interests in, all of the assets and properties used in the Business (other than the Purchased Assets, the Stockholder Retained Assets and those assets the access to which is provided under the Transition Services Agreement in accordance with the express terms therein), free and clear of all Encumbrances (other than Permitted Encumbrances). The China Asset Seller has good and valid title to all of the Purchased Assets, free and clear of all Encumbrances (other than Permitted Encumbrances).
(b)The buildings, plants, structures, equipment and other assets of the Acquired Companies, as well as the Purchased Assets, are in reasonably good operating condition and repair (excluding ordinary wear and tear due to normal operations requiring routine maintenance and repairs that are not material in nature or cost), and are adequate for the uses to which they are being put.

(c)The assets and properties of the Acquired Companies, together with the Purchased Assets, are sufficient for the conduct of the Business as currently conducted and, after the Closing, to conduct the Business in materially the same manner conducted prior to the Closing; provided, however, that nothing in this Section 4.07(c) shall be deemed to constitute a representation and warranty as to the adequacy of the amounts of any Cash and Cash Equivalents or Working Capital (or the availability of the same).
Section 4.08    Intellectual Property.
(a)Section 4.08(a) of the Disclosure Schedules sets forth all of the following Intellectual Property owned by an Acquired Company in connection with the Business as of the date hereof: (i) issued Patents and pending Patent applications; (ii) registered and material unregistered Trademarks and applications therefor; (iii) registered copyrights and applications therefor; and (iv) domain names (collectively, the “Acquired Intellectual Property”). Any and all renewal and maintenance fees, annuities or other fees payable to any Governmental Authority to maintain the foregoing Intellectual Property as active and due prior to the Closing Date have been paid in full. The Acquired Companies have taken all reasonable measures to protect the proprietary nature of each item of Acquired Intellectual Property, and to maintain in confidence all Confidential Information, that they own or use. To the Knowledge of the Business, all of the foregoing registered Acquired Intellectual Property is valid, subsisting and enforceable in accordance with applicable Law.
(b)Each Acquired Company acknowledges that it has possession and rightful exclusive ownership of the Company IP at the time of the Closing. To the Knowledge of the Business, each Acquired Company has good and valid title to the Company IP, free and clear of all Encumbrances (other than Permitted Encumbrances). No Person has any license or similar rights in respect of any of the material Company IP, other than (i) licenses that arise as a matter of Law by implication as a result of sales of products and services by an Acquired Company or (ii) agreements under which any Acquired Company grants to a customer a non-exclusive license of Company IP that is incorporated in the work product delivered to such customer by such Acquired Company.
(c)Section 4.08(c) of the Disclosure Schedules contains a complete and correct list of all Intellectual Property that is not owned by the Acquired Companies, but is used in connection with the Business (other than Commercially Available Software), including all Trademarks that are owned by a Seller Party and used in connection with the Business as of the date hereof (other than any Trademarks included in the Acquired Intellectual Property). The China Asset Seller does not (i) own any Intellectual Property used in or necessary for the operation of the Business as currently conducted or (ii) have any right to use any Company IP. No Acquired Company is in material breach of any agreement or any other license pursuant to which it licenses any Intellectual Property from a third party.
(d)No Company IP is the subject of any Proceeding and, to the Knowledge of the Business, no Proceeding is threatened against any Acquired Company involving any Company IP. Within the last three (3) years, there have been no claims by any employee, independent contractor or other third party asserting ownership to any Company IP.

(e)No Acquired Company has received any written notice within the three (3) year period prior to the Closing Date alleging that the products or services of the Business infringe, misappropriate, violate or otherwise conflict with any Intellectual Property right of any other Person.
(f)To the Knowledge of the Business, the operation of the Business has not for the past three (3) year period and does not, infringe, misappropriate, violate or otherwise conflict, with any Intellectual Property of any Person. To the Knowledge of the Business, no Person is infringing, misappropriating, violating or otherwise conflicting with any Acquired Intellectual Property.
(g)Immediately following the Closing, no Intellectual Property necessary for the continued conduct of the Business after the Closing in materially the same manner conducted prior to the Closing will be owned or licensed by either Seller Party (and all such Intellectual Property shall be owned or licensed, as the case may be, by the Acquired Companies).
(h)To the extent that any of the Company IP has been created by employees of the Business within the scope of their employment by the Acquired Companies or the Seller Parties, as relevant, or by independent contractors of the Business, as relevant, such individuals have executed agreements expressly assigning all right, title and interest in such Company IP to an Acquired Company, and have provided in writing an irrevocable, perpetual waiver in favor of such Acquired Company of the moral rights in all works authored by him or her.
Section 4.09    Compliance with Laws; Proceedings.
(a)The Acquired Companies and, solely with respect to the operation of the Business and the Purchased Assets, the Seller Parties, are in compliance, in all material respects, with all applicable Laws or Orders. During the five (5) year period prior to the Closing Date, no Acquired Company nor, solely with respect to the operation of the Business or the Purchased Assets, any Seller Party has received any notice, whether written or, to the Knowledge of the Business, oral, from any Governmental Authority indicating that it is or may be in material violation of any Law. No investigation by any Governmental Authority regarding a material violation of any such Law is pending or, to the Knowledge of the Business, threatened.
(b)As of the date hereof, there are no Proceedings pending or, to the Knowledge of the Business, threatened against any Acquired Company or, solely with respect to the operation of the Business and the Purchased Assets, any Seller Party that (i) would reasonably be expected to adversely affect the value, financial condition, assets (tangible or intangible), conduct of operations or results of operations of the Business (in each case, taken as a whole) in any material respect or (ii) questions the legality of, or could prevent the consummation of, the Transaction.
Section 4.10    Taxes.
(a)All material Tax Returns required to have been filed by or on behalf of the Acquired Companies and, solely with respect to the Business, the Seller Parties, have been timely filed (taking into account extensions properly obtained). All material Taxes, to the extent required to have been paid under applicable Law by any Acquired Company or, solely with respect to the Business, any Seller Party, have been timely paid in full.
(b)No Acquired Company nor, solely with respect to the Business, any Seller Party, has (i) waived in writing any statute of limitations in respect of material Taxes, which waiver is currently in effect, or made a request for such waiver that is pending, (ii) agreed to any extension of the period for assessment or collection of any Taxes or deficiencies against any Acquired Company or the Business or (iii) executed or filed any power of attorney with respect to Taxes. No Acquired Company nor, solely with respect to the Business, any Seller Party, has requested an extension of time within which to file any Tax Return in respect of any fiscal year, which has not since been filed.
(c)No audit, investigation or other action with respect to Taxes of any Acquired Company or the Business is currently pending or the subject of written notification received by any Acquired Company or, solely with respect to the Business, any Seller Party, and to the Knowledge of the Business, no such action or proceeding is being contemplated.
(d)There are no Encumbrances for Taxes upon the assets of any Acquired Company or the Purchased Assets except, in each case, for Permitted Encumbrances.
(e)Each Acquired Company and, solely with respect to the Business, each Seller Party, has, in accordance with all Tax withholding, employment, social security and other similar provisions of applicable Laws, (i) timely and properly withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid by such Acquired Company or Seller Party to any employee or independent contractor of the Business or any other Persons, and (ii) complied with all material reporting requirements (including maintenance of required records with respect thereto) with respect to such payments.
(f)No Acquired Company nor, solely with respect to the Business, any Seller Party, is delinquent in the payment of any Tax, nor is there any Tax deficiency outstanding, assessed or proposed in writing against an Acquired Company nor, solely with respect to the Business, any Seller Party. No Taxing Authority has raised a material dispute or made a material claim in relation to any Tax liability of any Acquired Company nor, solely with respect to the Business, any Seller Party, other than a claim for a deficiency for Taxes that has been resolved and paid in full.
(g)No Acquired Company nor, solely with respect to the Business, any Seller Party, (i) has any potential liability for any material Tax or any portion of a Tax (or any amount calculated with reference to any portion of a Tax) of any Person other than the Acquired Companies, including under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as transferee or successor, or by contract, intercompany account system or otherwise, (ii) has been a member of an affiliated group filing consolidated income or franchise Tax Returns (except for the group of which SUSA is the common parent) for U.S. federal, state or non-U.S. Tax purposes, (iii) has been a party to a Tax sharing, indemnification or allocation agreement or (iv) has ever been a party to any joint venture, partnership or other arrangement that is properly treated as a partnership for Tax purposes.
(h)No written claim has been made by any Governmental Authority, during the five (5) year period prior to the Closing Date, in a jurisdiction where any Acquired Company or, solely with respect to the Business, any Seller Party has not paid Taxes or filed Tax Returns such that any Acquired Company or Seller Party is or may be subject to Taxation by, or required to file any Tax Return in, that jurisdiction.
(i)Each Acquired Company that is formed under the Laws of the United States is not subject to Tax in any jurisdiction, other than the United States, by virtue of having a permanent establishment, fixed place of business, or otherwise.
(j)None of the Seller Parties that is organized outside of the United States (i) is engaged in the conduct of a trade or business within the United States or is treated as or considered to be so engaged within the meaning of Section 864 of the Code, or (ii) has a direct investment in “United States property” within the meaning of Section 956(c) of the Code.
(k)No Acquired Company is or has, in the five year period ending on the date hereof, been a “United States Real Property Holding Corporation” within the meaning of Section 897 of the Code.
(l)Seller Parties have made available to Buyer Parties true and correct copies of all material income or franchise Tax Returns filed by any Acquired Company for each of the fiscal years starting in 2014.
(m)No Acquired Company nor, solely with respect to the Business, any Seller Party, will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) any installment sale or open transaction disposition made on or prior to the Closing Date, (B) any prepaid amount received on or prior to the Closing Date, (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. income Tax Law) entered into on or prior to the Closing Date, (D) any “gain recognition agreement” or “domestic use election” (or analogous concepts under state, local or non-U.S. income Tax Law) or (E) a change in the method of accounting for a period ending prior to or including the Closing Date.
(n)No Acquired Company has within the two (2) years prior to Closing Date constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Sections 355 and 361 of the Code.
(o)No Acquired Company nor, solely with respect to the Business, any Seller Party, “participates” or has “participated in” any “listed transaction” or “transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b).

Section 4.11    Financial Statements; Absence of Undisclosed Liabilities.
(a)Correct and complete copies of the Financial Statements are set forth in Section 4.11(a) of the Disclosure Schedules. The Financial Statements (i) fairly present in all material respects the financial condition and results of operations of the Business as of and at the dates and as of and for the periods indicated therein and (ii) have been prepared in accordance with the Accounting Methods, except for the absence of footnotes and normal recurring year-end adjustments (the effect of which, individually or in the aggregate, would reasonably be expected to adversely affect the value, financial condition, assets (tangible or intangible), conduct of operations or results of operations of the Business (in each case, taken as a whole) in any material respect).
(b)The Business has no material debt, Loss, adverse claim, penalty, liability or obligation (whether asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, liquidated or unliquidated, or otherwise) except for the Settlement Amounts and those which (i) are reflected in and reserved for in the Financial Statements prepared as of the Baseline Balance Sheet Date, (ii) have arisen since the Baseline Balance Sheet Date in the Ordinary Course of Business or (iii) are otherwise set forth on Section 4.11(b) of the Disclosure Schedules or any other Section or Subsection of the Disclosure Schedules hereto.
(c)The Stockholder, in respect of the Business, has established and adhered to a system of internal accounting controls that is (i) designed to provide reasonable assurance regarding the reliability of financial reporting in all material respects and (ii) in material compliance with all applicable Laws. In respect of the Business, there has not been (x) any significant deficiency or material weakness in any system of internal accounting controls used by the Stockholder, or (y) to the Knowledge of the Business, any claim or allegation regarding any fraud that involved any of the management or other personnel who have a role in the preparation of financial statements or the internal accounting controls used by the Stockholder in respect of the Business.
(d)In respect of the Business, the Stockholder maintains adequate internal accounting controls which provide reasonable assurance that (A) all relevant and material information concerning the Business is made known on a timely basis to the individuals responsible for the preparation of the financial statements of the Stockholder and (B) all transactions relating to the Business are recorded materially accurately in the correct period and appropriately reflected in the books and records of the Stockholder, in each case, as necessary to permit the preparation of the Financial Statements and disclosures in conformity with the Accounting Methods. The books and records of the Business have been maintained in all material respects in accordance with customary business practices. The Stockholder has not received any notification, in writing, that the Stockholder has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting, in the books and records of the Business, any properties, assets, liabilities, revenues, expenses, equity accounts or other accounts of the Business in any material respect.

Section 4.12    Absence of Changes. Since the Baseline Balance Sheet Date, (a) there has not occurred any Material Adverse Effect, (b) the Business has been conducted in the Ordinary Course of Business in all material respects and (c) except for the transactions contemplated by this Agreement, there has not been any action or event that would have required Buyer’s consent pursuant to Section 6.01(b).
Section 4.13    Real Property.
(a)SPG has record and marketable fee simple title to all real property described on Section 4.13(a) of the Disclosure Schedules, free and clear of all Encumbrances (other than Permitted Encumbrances).
(b)Section 4.13(b) of the Disclosure Schedules sets forth (i) a list of all leasehold interests of the Acquired Companies and, solely with respect to the Business, the China Asset Seller in all real property (the “Leased Real Property”) and (ii) a list of all leases, subleases, licenses and other agreements for the use and occupancy by the Business of the Leased Real Property (together with all modifications, amendments and supplements thereto, collectively, the “Real Property Leases”). Each Real Property Lease is a valid and binding obligation of either an Acquired Company or the China Asset Seller (in which case it is included in the Purchased Assets), as applicable, is in full force and effect and is enforceable against the Acquired Company or the China Asset Seller, as applicable, and, to the Knowledge of the Business, against the other parties thereto, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar Laws affecting creditors’ rights generally and general principles of equity (whether considered in equity or at law). No Acquired Company nor the China Asset Seller is or, to the Knowledge of the Business, alleged to be in, in material breach or material default under any of the Real Property Leases, and, to the Knowledge of the Business, no event has occurred that, with notice or lapse of time or both, would constitute a material breach or material default thereunder.
(c)The Real Property comprises all real property used in the operation of the Business as currently conducted.
Section 4.14    Material Contracts.
(a)Set forth on Section 4.14(a) of the Disclosure Schedules is a true, complete and correct list of each of the following Contracts to which any Acquired Company or, solely with respect to the Business, the China Asset Seller is a party or by which the Business or any Purchased Asset is bound or that relates to any Assumed Liability (each a “Material Contract”):
(i)all Real Property Leases;
(ii)all Related Party Contracts;
(iii)all Contracts which are reasonably expected to involve payment by the Business of more than $250,000 in any calendar year;
(iv)all Contracts which are reasonably expected to involve payment to the Business of more than $500,000 in any calendar year;

(v)all Contracts that require any Person to purchase its total requirements of any product or service from any other Person or contains “take or pay” or similar provisions;
(vi)all Contracts that contain a “most-favored-nation” clause or similar term that provides preferential pricing or treatment;
(vii)all Contracts that limit or purport to limit (or that following the Closing would limit) the ability to (A) compete in any line of business, with any Person, in any geographic area or during any period of time, including by limiting the ability to sell any particular services or products to any Persons or (B) solicit any customers or individuals for employment;
(viii)all loan agreements, promissory notes, indentures, letters of credit, bonds or other instruments involving indebtedness for borrowed money in an amount in excess of $75,000 or any guarantees of any such indebtedness;
(ix)all licenses of, or other Contracts granting the Business the right to use, any Intellectual Property received from third parties which is material to the conduct of the Business as currently conducted;
(x)all employment or consulting Contracts (other than any Plan) with an individual providing for payment of base salary or similar payments by the Business of an amount in excess of $85,000 per year;
(xi)all Contracts for capital expenditures involving payments of more than $50,000 individually, or $250,000 in the aggregate, after the date hereof;
(xii)all Contracts that provide for the indemnification or assumption of any liability of any Person;
(xiii)all Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);
(xiv)all Contracts to which a Governmental Authority is a party;
(xv)all Contracts involving any resolution or settlement of any actual or threatened Proceeding with a value in excess of $150,000 or that provides for any injunctive or other non-monetary relief;
(xvi)all Contracts that require a Consent in connection with the transactions contemplated by the Transaction Documents or that contains a provision relating to a change of control;
(xvii)all insurance policies required to be set forth in Section 4.16 of the Disclosure Schedules;
(xviii)all hedging, swap, derivative or similar Contracts;
(xix)all partnership, joint venture, limited liability company or other similar Contracts or arrangements; and

(xx)all other Contracts the existence or absence of which would reasonably be expected to affect the Business (taken as a whole) in any material respect.
(b)Each of the Material Contracts is a valid and binding obligation of an Acquired Company or the China Asset Seller (in which case it is included in the Purchased Assets), as applicable, is in full force and effect and is enforceable against such Person, as applicable, and, to the Knowledge of the Business, against the other parties thereto, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar Laws affecting creditors’ rights generally and general principles of equity (whether considered in equity or at law). No Acquired Company nor the China Asset Seller is in or, to the Knowledge of the Business, alleged to be in, material breach or material default under, or has provided or received any notice, whether written or, to the Knowledge of the Business, oral, of any intention to terminate or seek renegotiation of, any of the Material Contracts. To the Knowledge of the Business, no event or circumstance has occurred that, with or without notice or lapse of time or both, would constitute a material breach of or material default by, or result in the acceleration of or create in any party the right to accelerate, terminate, cancel or otherwise adversely modify in any material respect, any right, obligation or benefit for the Business under any Material Contract. The Stockholder has made available to the Buyer Parties true, correct and complete copies of each Material Contract (including all modifications, amendments, supplements, annexes and schedules thereto and written waivers thereunder).
Section 4.15    Related Party Transactions. Section 4.15 of the Disclosure Schedules sets forth a list of any Contracts (other than an employment or similar Contract) by and between any Acquired Company, on the one hand, and any Seller Party, any Affiliate of any Seller Party (other than either Acquired Company) or, to the Knowledge of the Business, any officer, director or employee of any Seller Party or any Affiliate of any Seller Party (including either Acquired Company), on the other hand (each, a “Related Party Contract”).
Section 4.16    Insurance. Section 4.16 of the Disclosure Schedules sets forth, as of the date hereof, all policies of insurance maintained by the Acquired Companies or covering the Purchased Assets (excluding insurance policies relating to any Plan) (the “Insurance Policies”). Section 4.16 of the Disclosure Schedules also sets forth a correct and complete list of all material claims made by the Acquired Companies or Seller Parties (covering the Purchased Assets or Assumed Liabilities) under any such insurance policy during the past five (5) years. The Insurance Policies are in full force and effect, are paid in full, and no Acquired Company nor any Seller Party (i) is in material default with respect to the obligations under any such policies, (ii) has otherwise failed to comply in any material respect with the terms and conditions of such policies or (iii) has received written notice of cancellation of any Insurance Policy.
Section 4.17    Employees.
(a)No Acquired Company nor, solely with respect to the Business, the China Asset Seller, is a party to any labor Contract, collective bargaining agreement or other Contract with any labor organization, union or association.

(b)There are no labor strikes, work stoppages or lockouts pending, or, to the Knowledge of the Business, threatened, against any Acquired Company or, solely with respect to the Business, the China Asset Seller. To the Knowledge of the Business, no union organizational campaign is in progress with respect to the employees of any Acquired Company or, solely with respect to the Business, the China Asset Seller.
(c)Each Acquired Company and, solely with respect to the Business, the China Asset Seller, is in compliance in all material respects with all applicable Laws respecting employment and employment practices, discrimination in employment, terms and conditions of employment, worker classification, classification for Tax purposes, wages, hours of work, immigration, withholding, meal and rest breaks, employee reimbursement, fair labor standards and occupational safety and health and no Acquired Company nor, solely with respect to the Business, the China Asset Seller has received written notice of any pending or threatened claim of any violation of such Law or investigation or audit relating to these Laws. With respect to the remuneration paid to the Transferring China Employees, all contributions have been made relating to compulsory social security and housing funds, and all Tax withholdings have been made and the relevant amounts have been duly paid or reserved for, as provided under applicable Law.
Section 4.18    Employee Benefits.
(a)Each Plan is listed in Section 4.18(a) of the Disclosure Schedules, and with respect to each such Plan, the Stockholder has made available to the Buyer Parties, prior to the date hereof, a true and correct copy of either such Plan or a written summary of the material terms thereof.
(b)Section 4.18(b) of the Disclosure Schedules contains a complete and accurate list of all Plans sponsored or maintained by an Acquired Company (the “Acquired Company Plans”). Copies of the following materials have been made available to the Buyer Parties with respect to each Acquired Company Plan (if applicable): (i) all current plan documents and all amendments and exhibits thereto; (ii) all determination, opinion or advisory letters from the IRS with respect to any Acquired Company Plan intended to be qualified under Section 401(a) of the Code; (iii) all current summary plan descriptions, summaries of material modifications, annual reports and summary annual reports; and (iv) all current trust agreements and insurance Contracts relating to the funding or payment of benefits.
(c)With respect to each Acquired Company Plan, (i) such Acquired Company Plan has been established, maintained and operated in material compliance with the terms of such Plan and applicable Laws (including the Code and ERISA), (ii) all contributions, premiums and other payments required to be made with respect to each Acquired Company Plan have been timely made in all material respects under applicable Law and the terms of such Acquired Company Plan, and (iii) as of the date hereof, no litigation exists with respect to any such Acquired Company Plan.
(d)Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is entitled to rely on an opinion letter for a prototype or volume submitter plan and, to the

Knowledge of the Business, nothing has occurred since the date of such determination or opinion letter that would result in such Plan ceasing to qualify or be tax exempt. Each Plan subject to the Laws of any jurisdiction outside of the United States that is intended to qualify for special Tax treatment meets the requirements for such treatment in all material respects and, if required to be registered, has been registered with the appropriate Governmental Authority and has been maintained in good standing with the appropriate Governmental Authority.
(e)No Plan provides health or life insurance benefits following retirement or other termination of employment, except to the extent required by the Consolidated Omnibus Budget Reconciliation Act of 1985 (as amended) or applicable state insurance Law.
(f)Neither the execution and delivery of this Agreement nor the consummation of the Transaction (whether alone or in connection with any other event(s)) will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any Acquired Employee under any Acquired Company Plan, (ii) increase the amount of or accelerate the vesting of any payments, compensation or benefits otherwise payable to an Acquired Employee under any Plan, (iii) result in any new material obligation under any Acquired Company Plan, (iv) result in the payment or acceleration of vesting under any Plan of any amount that will fail to be deductible by an Acquired Company for federal income tax purposes by virtue of Section 280G of the Code or in the imposition on any person of an excise tax under Section 4999(a) of the Code or (v) result in any limitation or restriction on the right of the Buyer Parties or the Acquired Companies to merge, amend, or terminate any Acquired Company Plan or related trust.
(g)Neither the Acquired Company (nor any ERISA Affiliate of any Acquired Company) nor, solely with respect to the Business, the China Asset Seller, has at any time sponsored, maintained, contributed to or otherwise had any material liability with respect to a (i) “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or a plan that is otherwise subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), (iii) a “multiple employer plan” (as defined in Section 413(c) of the Code) or (iv) any plan similar to the foregoing under non-U.S. Law.
(h)Prior to the Closing, SAES Colorado, Inc. shall have assumed sponsorship of, and responsibility for all liabilities and expenses associated with, the Excluded Plans.
(i)No Plan has been established in the 12-month period ending with the Closing Date that has resulted or will result in any liabilities or obligations of the Acquired Companies.
Section 4.19    Environmental Matters.
(a)The Acquired Companies, the Business and, solely with respect to the Business, the China Asset Seller are and, at all times during the five (5) year period prior to the Closing Date, have been in compliance in all material respects with all applicable

Environmental Laws and the Acquired Companies and the China Asset Seller own, hold or possess and, at all times during the five (5) year period prior to the Closing Date, have been in material compliance with all Permits (which Permits of the China Asset Seller, to the extent transferable, are included in the Purchased Assets) that are necessary under Environmental Laws to conduct the Business in all material respects as conducted prior to the Closing and to own and operate the Purchased Assets, and all such Permits are valid, subsisting and in full force and effect, except as would not reasonably be expected to adversely affect the value, financial condition, assets (tangible or intangible), conduct of operations or results of operations of the Business (in each case, taken as a whole) in any material respect.
(b)The Acquired Companies, the Business and, solely with respect to the Business, the China Asset Seller, are not subject to any Proceeding, Order, information request or settlement alleging or addressing a violation of, noncompliance with or non-de minimis liability under any Environmental Law or arising from the Release or presence of or exposure to Hazardous Substances and, to the Knowledge of the Business, no such matter is threatened.
(c)No Acquired Company nor, solely with respect to the Business, any Seller Party, has received any written notice or claim to the effect that it is or may be liable to any Person (including any Governmental Authority) as a result of noncompliance with any Environmental Law or Permit required under applicable Environmental Laws or the Release of a Hazardous Substance, which notice or claim would reasonably be expected to adversely affect the value, financial condition, assets (tangible or intangible), conduct of operations or results of operations of the Business (in each case, taken as a whole) in any material respect.
(d)During the ten (10) year period prior to the Closing Date, there has been no Release or presence of or exposure to any Hazardous Substance, whether on or off at any Real Property or, to the Knowledge of the Business, other property formerly owned or operated by any Acquired Company or, solely with respect to the Business, the China Asset Seller that requires investigation, notification, clean-up or remediation by any Acquired Company or the China Asset Seller, or would reasonably be expected to result in liability, except as would not reasonably be expected to adversely affect the value, financial condition, assets (tangible or intangible), conduct of operations or results of operations of the Business (in each case, taken as a whole) in any material respect.
(e)The Seller Parties have delivered to, or have otherwise made available for inspection by Buyer, all material written assessments, audits, investigation reports, studies, test results or similar environmental documents in the possession of the Seller Parties or any Acquired Company related to environmental, health or safety matters or Hazardous Substances.
Section 4.20    Corruption, Sanctions, Export Controls, Money Laundering.
(a)To the Knowledge of the Business, neither any Acquired Company nor any director, officer or employee of any Acquired Company (while acting on behalf of any Acquired Company and in their capacities as such) has violated the U.S. Foreign Corrupt Practices Act or made a material violation of any other Anticorruption Laws.
(b)No Acquired Company or their respective directors, officers or employees is a Sanctioned Person, nor is any Acquired Company located, organized or resident in a Sanctioned Country. The Acquired Companies are currently in material compliance with, and at all times within the past five (5) years have been in material compliance with, and have not engaged in any conduct sanctionable under, any applicable Sanctions, and there are not now, nor have there been within the past five (5) years, any formal or, to the Knowledge of the Business, informal proceedings, allegations, investigations, or inquiries pending, expected or, to the Knowledge of the Business, threatened against any Acquired Company or any of their respective directors or officers concerning violations or potential violations of, or conduct sanctionable under, any Sanctions.
(c)During the past five (5) years, no Acquired Company has exported, reexported, or retransferred any article, item, component, software, technology, service or technical data or taken any other act in violation of any Export Control Laws in any material respect.
(d)No Acquired Company has made a material violation of any AML Laws.
(e)The Acquired Companies have and have implemented policies and controls reasonably designed to ensure compliance with the Anticorruption Laws, Sanctions, Export Control Laws and AML Laws.
Section 4.21    China Purchased Assets. All of the assets, properties and rights of the China Asset Seller of every kind and nature, whether real, personal or mixed, intellectual, tangible or intangible, that are related primarily to the Business are localized in the China Asset Seller’s Shanghai office.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER PARTIES
The Buyer Parties, jointly and severally, hereby represent and warrant to the Stockholder that the statements contained in this Article V are correct and complete as of the date hereof.
Section 5.01    Organization. Each Buyer Party has been duly formed and is validly existing under the Laws of the jurisdiction of its formation.
Section 5.02    Authorization; Enforceability. Each Buyer Party has all requisite power and authority to (i) make, execute and deliver this Agreement and the other Transaction Documents to which it is a party and (ii) perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby (including all requisite power and authority to purchase, acquire and accept the Purchased Assets as provided by this Agreement and the Local Agreements). The execution by each Buyer Party of this Agreement and the other Transaction Documents, as applicable, the performance by each such Buyer Party of its obligations hereunder and thereunder and the consummation by each such Buyer Party of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite action on the part of each such Buyer Party. This Agreement and the other Transaction Documents to which the Buyer Parties are a party constitute the valid and legally binding obligation of the Buyer Parties, enforceable against the Buyer Parties in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar Laws affecting creditors’ rights generally and general principles of equity (whether considered in equity or at law).
Section 5.03    Non-Contravention; Consents and Notices.
(a)Neither the execution or delivery of this Agreement or any of the other Transaction Documents to which any Buyer Party is a party, nor the consummation by the Buyer Parties of the transactions contemplated hereby or thereby will (with or without notice or lapse of time or both):
(i)conflict with or violate any provision of the articles or certificate of incorporation (or equivalent charter document), bylaws (or equivalent governing document) or other organizational or governance documents of any Buyer Party;
(ii)conflict with or violate, or give any Governmental Authority the right to exercise any remedy or obtain any relief in respect of the Transaction contemplated hereby under, any Law applicable to any Buyer Party; or
(iii)(A) materially conflict with or result in a material breach of, (B) constitute a material default or an event that (with or without notice or lapse of time or both) would constitute a material default under, or (C) result in the acceleration of or create in any party the right to accelerate, terminate, cancel or otherwise adversely modify, in any material respect, any right, obligation or benefit for any material Contract to which a Buyer Party is a party or by which any assets or properties of any Buyer Party is bound.
(b)Except as is required under the HSR Act, none of the Buyer Parties are required to give any notice to, make any filing or registration with, or obtain any Consent or Permit from, any Person or Governmental Authority in connection with the Transaction or the execution and delivery of this Agreement and the other Transaction Documents to which any Buyer Party is a party, and the performance of its obligations hereunder and thereunder.
Section 5.04    No Brokers. Other than EC Mergers & Acquisitions (an Affiliate of EuroConsult Inc.) (which entity’s fees have been or will be paid by the Buyer Parties), no agent, broker, investment banker, financial advisor or other Person is or will be entitled to any brokers’ or finder’s fee or any other commission or similar fee from any Buyer Party in connection with the Transaction.
Section 5.05    Legal Proceedings. As of the date hereof, there are no Proceedings pending or, to the knowledge of the Buyer Parties, threatened against any Buyer Party that questions the legality of, or could prevent the consummation of, the Transaction.

Section 5.06    No Financing. The Buyer Parties have sufficient funds presently available, and no third-party debt or equity financing is required, for the Buyer Parties to deliver the Closing Payment in full (as well as any adjustment payments in respect of the Net Proceeds that may be required following the Closing) and to consummate the Transaction contemplated by this Agreement.
Section 5.07    Investment Intent. The SUSA Shares are being purchased for Buyer’s own account and not with the view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. Buyer acknowledges that it has been furnished with such documents, materials and information as Buyer deems necessary or appropriate for evaluating the purchase of the SUSA Shares and an investment in the Business.
Section 5.08    Independent Investigation; No Reliance. In connection with the decision to invest in the SUSA Shares and acquire the Purchased Assets, the Buyer Parties (or their respective Representatives) have inspected and conducted such reasonable independent review, investigation and analysis (financial and otherwise) of the Acquired Companies and the Business as desired by Buyer Parties. The purchase of the SUSA Shares by Buyer, the acquisition of the Purchased Assets and the consummation of the Transactions contemplated hereby by the Buyer Parties are not done in reliance upon any representation or warranty by, or information from, the Seller Parties, the Acquired Companies or any of their respective Affiliates, employees or Representatives, whether oral or written, express or implied (including any implied warranty of merchantability or of fitness for a particular purpose), except (a) for the representations and warranties specifically and expressly set forth in Article IV hereof (as modified by the Disclosure Schedules), (b) any representations and warranties made by the Stockholder or its Affiliates in any Transaction Document or any certificate delivered hereunder and (c) any information provided by the Seller Parties, the Acquired Companies or any of their respective Affiliates, employees or Representatives that would otherwise constitute fraud, and the Buyer Parties acknowledge that the Stockholder expressly disclaims any other representations and warranties. Such purchase and consummation are instead done entirely on the basis of the Buyer Parties’ own investigation, analysis, judgment and assessment of the present and potential value and earning power of the Business and the Acquired Companies, as well as (a) those representations and warranties by the Stockholder specifically and expressly set forth in Article IV hereof (as modified by the Disclosure Schedules), (b) any representations and warranties made by the Stockholder or its Affiliates in any Transaction Document or any certificate delivered hereunder or (c) any information provided by the Seller Parties, the Acquired Companies or any of their respective Affiliates, employees or Representatives that would otherwise constitute fraud. The Buyer Parties acknowledge that neither the Seller Parties nor any Acquired Company have made any representations or warranties to the Buyer Parties regarding the probable success or profitability of the Acquired Companies or the Business. The Buyer Parties further acknowledge that none of the Seller Parties, the Acquired Companies nor any other Person has made any representation or warranty (express or implied) as to the accuracy or completeness of any information regarding the Acquired Companies, the Business or the Transaction contemplated by this Agreement not specifically and expressly set forth in Article IV hereof (as modified by the Disclosure Schedules), and none of the Seller Parties, the Acquired Companies nor any other Person will have or be subject to any liability or responsibility whatsoever to any Buyer Party or any other Person resulting from the distribution to the Buyer Parties or their Representatives (or the omission to so distribute, provide, make available or state) or use by the Buyer Parties or any such Person of any such information, including any data room (including any electronic or “virtual” data room) information provided or made available to the Buyer Parties or their Representatives, or any other document or information in any form provided or made available to the Buyer Parties or their Representatives (including management presentations) in connection with the purchase and sale of the SUSA Shares and the Purchased Assets and the Transaction contemplated hereby, except any information provided by the Seller Parties, the Acquired Companies or any of their respective Affiliates, employees or Representatives constituting fraud.
ARTICLE VI
COVENANTS OF THE PARTIES
Section 6.01    Conduct of Business.
(a)During the period commencing on the date hereof and ending on the earlier of the termination of this Agreement in accordance with its terms and the Closing Date (the “Pre-Closing Period”), except (x) as may be expressly required by this Agreement (including with respect to the Pre-Closing Restructuring), (y) as required by any Law or Governmental Authority or (z) with the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed), the Stockholder shall, and shall cause its Affiliates to, (A) operate the Business in the Ordinary Course of Business; (B) maintain and preserve in material respects the present business organization, assets and technology of the Business, including the Purchased Assets; (C) not permit any of the Acquired Employees to transfer employment out of the Acquired Companies or the Business, as applicable, to another position with the Seller Parties or any of their respective Affiliates; and (D) use commercially reasonable efforts to maintain and preserve the relationships and good will with customers, suppliers and others having business dealings with the Business; provided, however, that (x) no action or inaction by the Seller Parties with respect to any matters specifically addressed by any clause of Section 6.01(b) shall be deemed a breach of this Section 6.01(a) unless such action would constitute a breach of Section 6.01(b) and (y) Buyer’s consent with respect to any action or matter pursuant to Section 6.01(b) shall be deemed to constitute consent for all purposes under this Agreement, including for purposes of this Section 6.01(a).
(b)Without limiting the generality of the foregoing, except as (x) may be expressly required by this Agreement (including with respect to the Pre-Closing Restructuring) or (y) as required by any Law or Governmental Authority, during the Pre-Closing Period the Stockholder shall not, and shall cause its Affiliates not to, take any of the following actions with respect to the Business without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed and such consent, if not denied in writing by Buyer within four (4) calendar days of the Stockholder’s request therefor, shall be deemed given):

(i)make any amendment to the governing documents of the Acquired Companies;
(ii)create any Subsidiary of an Acquired Company;
(iii)adopt any plan of merger, consolidation, reorganization, liquidation or dissolution concerning any Acquired Company or file a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition under any similar Law concerning any Acquired Company or the China Asset Seller;
(iv)make any changes in the Accounting Methods as they relate to the Business, except as required by a change in IFRS;
(v)incur, assume or guarantee any Indebtedness or liability of any other Person in connection with the Business (other than with respect to Indebtedness that will be paid in full at the Closing pursuant to Section 2.02(b)(i) hereof);
(vi)issue, sell, grant, pledge, split, combine, directly or indirectly redeem or reclassify or otherwise dispose of or grant or suffer to exist any Encumbrance, other than Permitted Encumbrances, or any Restriction with respect to the capital stock of the Acquired Companies, or grant any options, warrants or other rights to acquire any such capital stock or other interest or any instrument convertible into or exchangeable or exercisable for any such capital stock;
(vii)(A) declare, accrue, set aside or pay any non-cash dividend or make any other non-cash distribution on or in respect of any of the Acquired Companies’ capital stock or other securities (other than to either of the Acquired Companies) or (B) redeem, repurchase, or otherwise reacquire, split, combine or reclassify any capital stock of any Acquired Company or otherwise change the capital structure of any Acquired Company;
(viii)grant or suffer to exist any Encumbrance, other than any Permitted Encumbrances, on any of the Purchased Assets or Acquired Intellectual Property or on any properties or assets, tangible or intangible, of the Acquired Companies;
(ix)sell, lease, pledge, abandon, allow to lapse, fail to maintain, assign, license, transfer or otherwise dispose of any of the Purchased Assets, Acquired Intellectual Property, or assets, properties or rights of the Acquired Companies except sales of inventory in the Ordinary Course of Business;
(x)allow any Acquired Company to purchase or acquire, directly or indirectly (including by merger, consolidation, or acquisition of stock or assets or any other business combination), any corporation, partnership, other business organization or division thereof or any other business or equity interest in any Person;
(xi)allow any Acquired Company or the China Asset Seller to assume any liability that is not an Excluded Liability, for an amount in excess of $250,000 individually or $1,000,000 in the aggregate, except in connection with the purchase of inventory or supplies in the Ordinary Course of Business; provided that, for the avoidance of doubt, the liabilities identified in this Section 6.01(b)(xi) shall not include Taxes of an Acquired Company or the China Asset Seller that are accrued by such Acquired Company or the China Asset Seller (as the case may be) in the Ordinary Course of Business;
(xii)change in any material respect the policies or practices of the Business regarding accounts receivable or accounts payable;
(xiii)(A) accelerate, terminate, cancel, materially amend, grant a material waiver under or otherwise materially modify any Material Contract or any Contract that would constitute a Material Contract if in effect as of the date hereof or (B) enter into any Contract that would constitute a Material Contract if in effect as of the date hereof;
(xiv)settle, pay, discharge or satisfy any Proceeding, Tax audits or Contests where such settlement, payment, discharge or satisfaction would (A) require the payment by the Acquired Companies of any amount following the Closing or (B) impose any restrictions or limitations upon the operations or business of the Acquired Companies following the Closing;
(xv)(A) other than the Bonus Payments that will be made in connection with the Closing, the cash bonuses to be paid to each Acquired Employee pursuant to Section 6.14(f) and the cash bonuses to be paid to Timothy Johnson pursuant to Section 6.14(h), establish any material new benefits or materially increase the benefits payable under any Acquired Company Plan or otherwise increase the compensation payable or to become payable to any officers or key employees of the Acquired Companies and Business or (B) enter into any employment or severance agreement with any Acquired Employees (other than a severance agreement entered into in the Ordinary Course of Business);
(xvi)except for SPG’s Chief Executive Officer, terminate (other than for cause, as reasonably determined by the Acquired Companies in good faith), the employment or services of, or, other than in the Ordinary Course of Business, hire or engage the services of any employee or independent contractor of the Business, it being understood that Schedule 6.01(b)(xvi) attached hereto sets forth the positions that the Seller Parties expect will need to be filled in the Ordinary Course of Business during the Pre-Closing Period;
(xvii)enter into any collective bargaining or other agreement with any union, works council, or other labor organization;
(xviii)terminate, let lapse or materially amend or modify any insurance policy maintained by the Seller Parties or any of their Affiliates in connection with the Business unless such policy is replaced by a reasonably comparable policy;

(xix)enter into any transaction with any stockholder, director, officer or employee of any Acquired Company (other than another Acquired Company);
(xx)(A) make, change, or rescind any material election relating to Taxes relating to the Business or any Acquired Company unless otherwise required by Law, (B) amend any material Tax Return relating to the Business or any Acquired Company, (C) surrender any material right or claim to a refund of Taxes relating to the Business or any Acquired Company, (D) consent to any extension or waiver of the statute of limitations period applicable to any Taxes, Tax Returns or claims for Taxes relating to the Business or any Acquired Company, (E) enter into any closing agreements with respect to Taxes relating to the Business or any Acquired Company, or (F) make any material change in any of the methods, principles or practices used for Accounting Methods, except as required by IFRS; provided, however, that it is acknowledged that the Stockholder and its Affiliates will file Tax Returns with respect to the 2017 tax year during the Pre-Closing Period; or
(xxi)authorize, resolve, commit, agree (by Contract or otherwise) or otherwise become obligated to take any of the actions in the foregoing clauses (i) through (xx).
Section 6.02    Access to Information. During the Pre-Closing Period, the Stockholder shall, and shall cause its Affiliates to, provide the Buyer Parties and their respective Affiliates with reasonable access to (i) all of the properties, assets, Contracts, books and records and other documents, data and information relating to the Business (including all financial information and reports regarding or otherwise relating to the Business, including any monthly or quarterly unaudited consolidated balance sheets and the related statements of income and cash flows), (ii) all employees of the Business, and (iii) any other information concerning or otherwise relating to the Business, in each case as the Buyer Parties or any of their respective Representatives may reasonably request in order to conduct a reasonably due diligence investigation of the Business or in preparation of transitioning the Business as of the Closing. All access and investigation pursuant to this Section 6.02 shall be conducted upon reasonable advance notice and in such a manner as not to unreasonably interfere in any material respect with the conduct of the Business and the Buyer Parties and each of their respective Representatives shall treat all information obtained pursuant to this Section 6.02 as “Evaluation Material” under the Confidentiality Agreement and each of the foregoing Persons shall continue to honor, and cause their respective Affiliates and Representatives to honor, the obligations thereunder prior to the Closing.
Section 6.03    Exclusivity.
(a)During the Pre-Closing Period, the Stockholder shall not, and shall cause its Affiliates and its and their respective Representatives not to, directly or indirectly, initiate, solicit or encourage any inquiry or discussion for, or negotiate or accept any offer or proposal for, continue, propose to negotiate with or hold discussions with respect to or enter into any agreement or understanding with respect to (i) an acquisition of (A) any of the capital stock or other voting securities, or any security that is convertible into the capital stock or other voting securities of any Acquired Company or (B) all of the asset or the Business or any portion of the assets of the Business that account for greater than five percent (5%) of the value of the Business (other than, in the case of clause (B), sales of inventory in the Ordinary Course of Business), or (ii) any merger, consolidation, financing, reorganization or other business combination involving the Business (in each case other than the Transaction), or any other similar transaction relating to the Business (any transaction described in the foregoing clauses (i) and (ii), a “Prohibited Transaction”). In addition, none of such Persons shall provide any information to or assist any Person (other than the Buyer Parties and their respective Representatives) for the purpose of evaluating or determining whether to make or pursue any inquiry or proposal with respect to any Prohibited Transaction. The Stockholder shall, within forty-eight (48) hours after receiving any such inquiry or proposal, advise Buyer of, and, to the extent permitted by applicable Laws, communicate to Buyer the terms of, any such inquiry or proposal (which information shall include the identity of any Person making such inquiry or proposal) that any such Person or entity may receive or of which any of them may become aware.
Section 6.04    Notification of Certain Matters. During the Pre-Closing Period, each Party hereto shall promptly notify the other Party in writing of (a) any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article VII of this Agreement becoming incapable of being satisfied; (b) any notice from any Person alleging that the Consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or any of the Transaction Documents; or (c) any Proceeding commenced or threatened against the Seller Parties in connection with the transactions contemplated by this Agreement or any of the Transaction Documents; provided, however, that the delivery of any notice by the Seller Parties and the information or knowledge obtained by the Buyer Parties pursuant to this Section 6.04 shall not (i) affect or be deemed to affect or modify any representation, warranty, covenant or agreement contained herein, the conditions to the obligations of the Parties to consummate the Closing in Article VII or otherwise prejudice in any way the rights and remedies of the Buyer Parties hereunder, including pursuant to Article IX, (ii) be deemed to affect or modify the Buyer Parties’ reliance on the representations, warranties, covenants and agreements made by the Stockholder in this Agreement or (iii) be deemed to amend or supplement the Disclosure Schedules or prevent or cure any misrepresentation, breach of warranty or breach of covenant by the Stockholder or the Buyer Parties.
Section 6.05    Efforts to Consummate. Subject to Section 6.07, each of the Buyer Parties, the Stockholder and the Stockholders’ Affiliates (including the China Asset Seller and the Acquired Companies) shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Transaction (including the satisfaction, but not waiver, of the closing conditions set forth in Article VII). No Party or any of such Parties’ respective Affiliates shall take any action that could reasonably be expected to have the effect of materially delaying, impairing or impeding the consummation of the Closing.
Section 6.06    Compliance with Antitrust Laws.

(a)Until the third (3rd) anniversary of the Closing Date, each of Buyer and the Stockholder shall (i) promptly notify and furnish the other Party copies of any correspondence or communication (including, in the case of any oral correspondence or communication, a summary thereof) between it or any of its Affiliates or any of their respective Representatives, on the one hand, and any Governmental Authority, on the other hand, or any filing such Party submits to any Governmental Authority, (ii) consult with and permit the other Party to review in advance any written or oral communication or correspondence by such Party to any Governmental Authority and (iii) consider in good faith the views of such other Party in connection with any written or oral communication or correspondence to any Governmental Authority, in each case, to the extent relating to the subject matter of this Section 6.06 or the transactions contemplated by this Agreement. Neither Buyer nor the Stockholder shall agree to, or permit any of its Affiliates or Representatives to, participate in any meeting or discussion with any Governmental Body in respect of any filings, investigation, inquiry or any other matter contemplated by this Section 6.06 or any transaction contemplated by this Agreement unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate in such meeting or discussion.
(b)In the event of any inquiry or investigation by any Governmental Authority regarding the application of any Antitrust Law to the Transaction contemplated by this Agreement, whether before or after the Closing:
(i)Buyer shall, except where prohibited by applicable Law, control the strategy of Buyer (and, after the Closing, of the Acquired Companies and the China Asset Buyer) for dealing with the Governmental Authority, provided that Buyer shall consider in good faith the views of the Stockholder regarding such strategy; and
(ii)the Stockholder shall use commercially reasonable efforts to comply with such strategy and assist the Buyer in responding to any such inquiry or investigation.
(c)Notwithstanding Section 6.05, the foregoing or any other provision of this Agreement, nothing contained in this Agreement shall require or obligate any Party or any of such Party’s Affiliates to: (i) in the event that any Proceeding is instituted (or threatened to be instituted) by any Governmental Authority or other Person challenging the transactions contemplated hereby, agree to defend any such Proceeding; (ii) commence any Proceeding with or before any Governmental Authority or other Person; or (iii) pay or commit to pay any amount of cash or other consideration, or incur or commit to incur any liability or other obligation, in connection with obtaining any Consent or Order from or with any Person (including any Governmental Authority); (iv) agree or otherwise be required to sell, divest, dispose of, license, hold separate, or take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any businesses, products, rights, services, licenses, or assets of such Party or any of such Party’s Affiliates, the Acquired Companies, or any of their respective Subsidiaries, or any interest or interests therein or the Purchased Assets; or (v) make any material modification or waiver of the terms and conditions of this Agreement.

Section 6.07    Consents.
(a)Until the third (3rd) anniversary of the Closing Date, each of the Buyer Parties and the Stockholder shall, and the Stockholder shall cause its Affiliates (including the Acquired Companies and the China Asset Seller) to, use commercially reasonable efforts to give all notices to, and obtain all Consents from, all Persons required, necessary or advisable pursuant to any Contract to which an Acquired Company is a party or by which the Purchased Assets or any of the Acquired Companies’ assets or properties are bound (including any Material Contract), or any Permit of an Acquired Company, and the Parties shall equally share any reasonable costs and expenses payable to any Person in connection with obtaining such Consents.
(b)China Asset Seller shall use commercially reasonable efforts to assist China Asset Buyer in its application to register a branch company on the leased office of China Asset Seller set forth in Item No. 3 of Schedule 4.13(b) (the “China Lease”) and, in furtherance thereof, China Asset Seller shall use commercially reasonable efforts to: (i) acquire the relevant Consents for the transfer of such China Lease to China Asset Buyer so that the China Asset Buyer may be able to use the address of the China Lease as the registration address of its own branch office following the Closing; and (ii) as soon as reasonably practicable following the Closing, de-register with the relevant Governmental Authority China Asset Seller’s current branch company on the China Lease.
Section 6.08    Further Assurances. Following the Closing, each Party hereto shall, from time to time, at the request of any other Party hereto and without further cost or expense to the requesting Party, do and perform, or cause to be done and performed, all further acts and things, and shall execute and deliver all further agreements, certificates, instruments and documents as any other Party may reasonably request, in order to carry out the intent and accomplish the purposes of this Agreement or any of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby.
Section 6.09    Public Announcements. The Parties will consult with each other and will mutually agree upon any press release or public announcement pertaining to the execution of this Agreement or the consummation of the Transaction. None of the Parties shall issue any other press release or make any other public announcement relating to the subject matter of this Agreement or the Transaction without the agreement of (in the case of any of the Seller Parties) Buyer and (in the case of any of the Buyer Parties) the Stockholder; provided, however, that any of the Parties may make any public disclosure that it believes in good faith is (a) required by applicable Law or (b) required by any listing or trading agreement or rules of any securities exchange concerning its publicly traded securities, and in each such case the disclosing Party shall inform all other Parties and the Parties shall use commercially reasonable efforts to cause a mutually agreeable public disclosure to be issued.
Section 6.10    Reserved.
Section 6.11    Pre-Closing Restructuring. As promptly as practicable after the date hereof, the Stockholder shall complete the Pre-Closing Restructuring, pursuant to which SUSA shall transfer (i) 100% of the issued and outstanding stock of Spectra-Mat,

Inc. and (ii) certain other assets unrelated to the Business held by SUSA which are listed in Schedule 1.01(a) hereto (together, the “Retained Assets”) to another entity controlled by the Stockholder for fair market value. The fair market value of the Retained Assets shall (A) reflect arm’s-length terms, (B) be determined according to valuation criteria that are generally accepted for U.S. accounting and tax purposes and that are in line with the provisions of Code Section 482 and Treasury Regulations thereunder, and (C) be confirmed by an independent third-party appraisal. Prior to the Closing, SAES Getters Export Corporation shall transfer to SPG all accounts receivable of SPG and any notes issued in respect thereof shall be cancelled. Prior to the Closing, the Stockholder shall provide Buyer with a copy of all transaction documents related to the matters set forth in this Section 6.11 to which SUSA or SPG is a party.
Section 6.12    Non-Competition, Non-Solicitation and Confidentiality.
(a)The Stockholder shall not, and shall cause its Affiliates not to, directly or indirectly, acting alone, as a member of any partnership or other business entity, as a holder of capital stock of any class or otherwise:
(i)during the five (5) year period commencing on the Closing Date, (A) conduct or engage in any business, venture or enterprise that is competitive with the Business or (B) extend, or assist in arranging the extension of, any credit, capital or investment to any Person for the purpose of establishing, acquiring or otherwise conducting any such business, venture or enterprise described in clause (A) above;
(ii)during the five (5) year period commencing on the Closing Date, solicit or divert, or attempt to solicit or divert, any customer or client of the Business by direct or indirect inducement;
(iii)during the five (5) year period commencing on the Closing Date, employ, engage or solicit for employment or engagement any Acquired Employee; or
(iv)use or disclose to any third parties any Confidential Information; provided that the Stockholder or any of its Affiliates may disclose Confidential Information: (A) to any of their respective Affiliates, provided that such Confidential Information shall continue to remain subject to the terms of this Section 6.12(a)(iv); (B) to the Stockholder’s or its Affiliate’s legal, financial and Tax advisors to the extent relating to (1) the preparation of Tax Returns and the defense of Tax positions or (2) any claim by or against the Stockholder or any of its Affiliates; or (C) to the extent such disclosure is determined by the Stockholder or any of its Affiliates (with the advice of counsel) to be required by any applicable Law, Order or legal Proceeding; provided, however, that the Stockholder shall promptly notify Buyer of any such disclosure, disclose only that information that the Stockholder or its Affiliate determines (with the advice of counsel) is required by such applicable Law, Order or Proceeding to be disclosed and (iii) use reasonable efforts to preserve the confidentiality of such information, including by, at Buyer’s request, reasonably cooperating with Buyer (at Buyer’s sole cost and expense) to seek a protective order or take other appropriate action.
(b)Notwithstanding the foregoing, nothing contained in this Section 6.12 shall be deemed to preclude the Stockholder (or any of its Affiliates) from:

(i)providing the services and performing the obligations contemplated by the Transition Services Agreement;
(ii)directly or indirectly soliciting or doing business with any customer or client of the Business in connection with a business venture by the Stockholder or any of its Affiliates that is not competitive with the Business;
(iii)in the event that any Acquired Employee (A) is terminated by any Buyer Party, any Acquired Company or any of their respective Affiliates following the Closing Date (either with or without cause) or (B) has terminated his or her employment or engagement with any Buyer Party, any Acquired Company or any of their respective Affiliates following the Closing, directly or indirectly recruiting, hiring or otherwise soliciting for employment or engagement any such Acquired Employee in connection with a business venture by the Stockholder or any of its Affiliates that is not competitive with the Business so long as, in the case of clause (B) above, such Acquired Employee has not been employed or engaged by any Buyer Party, any Acquired Company or any of their respective Affiliates for at least three (3) months prior to such recruiting, hiring or solicitation;
(iv)recruiting or hiring any Acquired Employee following the Closing Date when such Acquired Employee responds to any general solicitation of employment published in a journal, newspaper or other publication of general circulation (including the internet and other electronic media), which solicitation is not specifically directed towards any such Acquired Employee;
(v)acquiring and, following such acquisition, actively engaging in any business that has a subsidiary, division, group, franchise or segment that is engaged in any business activity competitive with the Business, so long as for the most recent fiscal year ending prior to the date of such acquisition, the revenues derived from such competitive activities were less than ten percent (10%) of the total consolidated revenues of such business; and
(vi)owning not more than five percent (5%) of any class of equity securities of a publicly traded entity engaged in a business that is competitive with the Business so long as neither the Stockholder nor any of its Affiliates participates in any way in the management, operation or control of such entity.
(c)It is the desired intent of the Parties that the foregoing provisions of this Section 6.12 shall be enforced to the fullest extent permissible in each jurisdiction in which enforcement is sought. Accordingly, the Parties agree that if the covenants set forth in this Section 6.12 are deemed by any court or arbitrator to be invalid or unenforceable in any jurisdiction, the court or arbitrator may reduce the scope thereof or otherwise amend or reform the portion thus adjudicated to be invalid or unenforceable, such reduction, amendment or reformation to apply only with respect to the particular jurisdiction in which such adjudication is made.
(d)The Stockholder acknowledges that the Buyer Parties may have no adequate remedy at law for any breach or threatened breach of the covenants and agreements set forth in this Section 6.12 and, accordingly, the Stockholder agrees that the Buyer Parties shall, in addition to the other remedies that may be available to the Buyer Parties hereunder or at Law, be entitled to seek an injunction temporarily or permanently enjoining the Stockholder or any of its Affiliates from breaching such covenants and agreements, without the necessity of posting a bond.
Section 6.13    Tax Matters.
(a)Pre-Closing Tax Periods; Tax Returns. In connection with the preparation of Tax Returns, audits, inquiries, examinations and any administrative or judicial Proceedings relating to any Tax liabilities imposed on or in respect of the Acquired Companies, the Purchased Assets or the Business for all taxable periods ending on or before the Closing Date (“Pre-Closing Tax Periods”), Buyer Parties, on the one hand, and the Seller Parties, on the other hand, shall cooperate fully with each other, including the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audits, inquiries, examinations and any administrative or judicial proceedings or the defense of claims by Taxing Authorities as to the imposition of Taxes and any assessment or reassessment in respect of Taxes. The Stockholder shall prepare, or cause to be prepared, and timely file, or cause to be timely filed, all income Tax Returns of the Acquired Companies for any Pre-Closing Tax Period that are filed with any Taxing Authority before or after the Closing Date. Such Tax Returns shall be true, correct and complete in all material respects and accurately set forth all items to the extent required to be reflected or included in such Tax Returns by applicable Federal, state, local or non-U.S. Tax Laws. Such Tax Returns shall be prepared on a basis consistent with those prepared for prior taxable periods unless a different treatment of any item is required by applicable Law. Stockholder shall deliver only those Tax Returns of the Acquired Companies which are filed after the Closing to Buyer for its review and comment at least thirty (30) days prior to the applicable filing deadline, and shall consider in good faith all reasonable comments provided by Buyer with respect thereto. The Stockholder shall (or shall cause its relevant Affiliates to) timely pay to the appropriate Taxing Authority all Taxes shown on any Tax Return filed pursuant to this Section 6.13(a) as and when required by Law, except to the extent such Taxes are accrued for or counted as a liability in the calculation of the Net Proceeds as is finally determined in accordance with Section 2.03 hereof.
(b)Amendments of Pre-Closing Tax Returns. No Buyer Parties, nor any of their respective Affiliates, shall amend, refile, revoke or otherwise modify any Tax Return or Tax election of the Acquired Companies with respect to any Pre-Closing Tax Period without the prior written consent of the Stockholder (which consent shall not be unreasonably withheld, delayed or conditioned). After the Closing Date, one or more of the Seller Parties may amend, refile or revoke or otherwise modify any Tax Return or Tax election of any Acquired Company or the China Asset Seller with respect to any Pre-Closing Tax Period: (i) without the consent of any Buyer Parties, provided that such amendment, refiling, revocation or modification does not adversely affect the Tax liability of any Acquired Company or the China Asset Buyer for any taxable year (or portion thereof) beginning after the Closing Date; and (ii) with the prior written consent of the Buyer Parties (which consent shall not be unreasonably withheld, delayed or conditioned), if such amendment, refiling, revocation or modification may reasonably adversely affect the Tax liability of any Acquired

Company or the China Asset Buyer for any taxable year (or portion thereof) beginning after the Closing Date.
(c)Straddle Periods. In the case of any Taxes of the Acquired Companies, the Purchased Assets or the Business that are payable with respect to any Tax period beginning before the Closing Date and ending after the Closing Date (each a “Straddle Period”), the portion of any such Taxes attributable to the pre-Closing portion of such Straddle Period shall: (i) in the case of Taxes that are either (A) based upon or related to income or receipts or (B) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible), be deemed equal to the amount that would be payable if the Tax year or period ended on the Closing Date; and (ii) in the case of Taxes (other than those described in clause (i) above) that are imposed on a periodic basis with respect to the Acquired Companies, the Purchased Assets or the Business, or otherwise measured by the level of any item, be deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding Tax period) multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. For purposes of clause (i) of the preceding sentence, any exemption, deduction, credit or other item (including the effect of any graduated rates of Tax) that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the total amount of such item allocated to the Straddle Period times a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with the past practice of the Acquired Companies. In the case of Tax Returns to be filed with respect to a Straddle Period, the Buyer Parties shall, except as otherwise required by applicable Law, prepare such Tax Returns in a manner consistent with past practice, and timely file such Tax Returns with the applicable Taxing Authority, provided that, with respect to any Tax Returns addressed by this Section 6.13(c) that includes Pre-Closing Taxes, Buyer Parties shall deliver any such Tax Return to the Stockholder for its review at least thirty (30) days prior to the date such Tax Return is required to be filed (including extensions) and the Buyer Parties shall consider in good faith comments provided by Stockholder with respect thereto. The Stockholder shall promptly pay to the Buyer Parties all Pre-Closing Taxes shown on any Straddle Period Tax Return filed pursuant to this Section 6.13(c), except to the extent such Taxes are accrued for or counted as a liability in the calculation of the Net Proceeds as is finally determined in accordance with Section 2.03 hereof.
(d)Records Relating to Pre-Closing Tax Periods. Seller Parties shall provide Buyer Parties with all Tax Returns (and other information relating to Taxes, including all Tax work papers, accounting workpapers relating to Taxes and files) of or relating solely to the Acquired Companies. The Seller Parties and the Buyer Parties shall (and the Buyer Parties shall cause the Acquired Companies to) (i) retain all books and records with respect to Tax matters pertinent to the Acquired Companies, the Business and the Purchased Assets

relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations (and, to the extent notified by the Stockholder or Buyer to the other Party, any extension thereof) for the respective taxable periods, and to abide by all record retention Laws and agreements entered into with any Taxing Authority, and (ii) give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and shall allow the notified Party to take possession of such books and records, other than any information that the notifying Party reasonably believes to be privileged.
(e)Certain Taxes. Subject to the provisions in Section 6.22(c), all transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with the Transactions contemplated by this Agreement (but expressly excluding (i) any Taxes attributable to the Pre-Closing Restructuring which shall be borne by the Seller Parties and (ii) any China VAT which shall be payable solely by the Buyer Parties, jointly and severally, as provided in Section 6.19 in connection with the consummation of the transactions contemplated by the Local China Purchase Agreement and the payment of the China Asset Purchase Price as contemplated therein) (collectively, “Transfer Taxes”), will be paid and borne fifty percent (50%) by the Seller Parties and fifty percent (50%) by the Buyer Parties; provided that, notwithstanding anything to the contrary in this Agreement, any Transfer Taxes that would not have been imposed but for the failure of a Party (or any of its Affiliates) to meet any material or formal requirement with which such Party (or any of its Affiliates) is legally eligible to comply under applicable Law shall be borne one hundred percent (100%) by the Party who fails (or whose Affiliate fails) to so comply. The purchase prices hereunder shall be exclusive of all applicable Transfer Taxes. Subject to the provisions of Section 6.13(f) and Section 9.02, all necessary Tax Returns and other documentation with respect to Transfer Taxes will be prepared and filed when due by the Party primarily or customarily responsible under the applicable local Law for filing such Tax Returns and other documentation, and such Party will use its commercially reasonable efforts to provide such Tax Returns or other documentation to the other Party at least ten (10) Business Days prior to the due date. For the avoidance of doubt, Section 6.13(b) and (c) shall not apply for any Tax Returns for Transfer Taxes. Each Party shall use its commercially reasonable efforts to minimize the amount of such Transfer Taxes that is mutually agreeable and in compliance with applicable Law, cooperate in the preparation, execution (to include joining such returns where required) and filing of all such Tax Returns and other documentation, and permit any such Transfer Taxes to be assessed and paid in accordance with applicable Law.
(f)Refunds and Credits.
(i)If either the Buyer Parties or the Seller Parties (the “Paying Party”) pays a Tax for which the other (the “Non-Paying Party”) is liable in accordance with Article VI or Section 9.02 of the Agreement, the Paying Party shall be entitled to reimbursement from the Non-Paying Party in accordance with this Section 6.13(f)(i). Upon payment of any such Tax, the Paying Party shall present a statement to the Non-Paying Party setting forth the amount of reimbursement to which the Paying Party is entitled, together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. The Non-Paying Party shall make such reimbursement promptly, in immediately available funds, but in no event later than ten (10) Business Days after the presentation of such statement.
(ii)Any Tax refund received by any Buyer Parties or any Acquired Company (or any of their respective Affiliates) within four (4) years following the Closing Date, and any amounts credited against any Tax to which any Buyer Party or any Acquired Company (or any of their respective Affiliates) shall become entitled, which refund or credit relates to a Pre-Closing Tax Period or the pre-Closing portion of any Straddle Period (the “Pre-Closing Tax Refunds and Credits”), shall be for the account of the Seller Parties. Any Pre-Closing Tax Refunds and Credits due and owing to a Seller Party pursuant to this Section 6.13(f)(ii) shall be paid by the Buyer Parties within ten (10) Business Days after receipt or utilization thereof by bank wire transfer of immediately available funds; provided, however, that Buyer may offset the amount of any Pre-Closing Tax Refund and Credit payable hereunder by the amount of any Tax liabilities due and owing to the Buyer Parties pursuant to Stockholder’s indemnification obligations set forth in Section 9.02 (to the extent that such indemnification claims have been resolved in favor of the Buyer Parties pursuant to Section 6.13(g) and Section 9.05 below). In addition, the Buyer Parties shall pay, or cause to be paid, to the Seller Parties an amount equal to any refund of Taxes that would have been payable to the Seller Parties pursuant to this Section 6.13, except that such refund was used to pay or credited against Post-Closing Taxes. Any Post-Closing Tax refunds that are received by Seller Parties or any of its Affiliates, and any amounts credited against Post-Closing Taxes to which Seller Parties or any of their Affiliates becomes entitled, shall be for the account of Buyer Parties. Each Party shall pay, or cause to be paid, to the other Party an amount equal to such refund or credit within ten (10) Business Days after receipt or utilization thereof by bank wire transfer of immediately available funds. If any refund, credit or offset of Taxes described in this Section 6.13(f)(ii) that is paid, offset or credited to a Party is subsequently reduced or disallowed as a result of an audit, such Party that received the payment, offset or credit shall promptly pay the amount so reduced or disallowed to such other Party.
(g)Tax Audits and Contests.
(i)After the Closing, unless Buyer has previously received written notice from Stockholder, Buyer shall promptly notify the Stockholder in writing within ten (10) Business Days of receipt of any demand, claim or notice of the commencement of an audit or administrative or judicial proceeding involving any asserted Tax liability or refund with respect to any Acquired Company, the Purchased Assets or the Business relating to Taxes (“Contest”) that are or may be the Seller Parties’ responsibility under this Agreement (“Seller Contest”) received by any Buyer Party, any Acquired Company or any Affiliate of any of the foregoing, but failure to give such notice shall not relieve the Seller Parties of any liability hereunder except to the extent, if any, that the rights of Seller Parties with respect to such claim are actually prejudiced. Unless the Stockholder has previously received written notice from Buyer, Stockholder shall promptly notify Buyer of the existence of any Seller Contest within ten (10) Business Days from the receipt by Seller Parties of any written notice of such Seller Contest. The notices described in this paragraph shall contain factual information (to the extent known) describing the asserted Tax liability and shall include copies of the relevant portion of any notice or other document received from any Governmental Authority or any other Person in respect of any such asserted Tax liability.
(ii)Stockholder shall have the right to control, through counsel of its own choosing and expense, the conduct of any Seller Contest, including those that relate to any Acquired Company for a Pre-Closing Tax Period or of the China Asset Seller. The Buyer Parties shall have the right to participate in (but not control) any Seller Contest at their own expense if such Seller Contest reasonably could be expected to result in (A) a Tax liability for any Buyer Party or any Acquired Company, or (B) otherwise adversely affect any Buyer Party, any Acquired Company or the Business, in each case, for any taxable year (or portion thereof) beginning after the Closing Date. The Stockholder shall not settle, compromise and/or concede any portion of any Seller Contest in a manner that adversely affects the Tax liability of any Buyer Party, any Acquired Company or the Business for any taxable year (or portion thereof) beginning after the Closing Date without the prior written consent of Buyer (which consent shall not be unreasonably withheld, delayed or conditioned). If Stockholder elects not to control the conduct of any Seller Contest, (x) Seller Parties shall fund any deposit or other payment of Tax that is required in order for the Buyer Parties or their Affiliates to pursue such Seller Contest; provided, however, that no such requirement shall apply if Stockholder instructs Buyer not to pursue the Seller Contest and acknowledges its obligation to indemnify the Buyer Parties for the asserted liability, and (y) Buyer Parties may not settle, compromise and/or concede any portion of such Seller Contest in a manner that adversely affects the Tax liability of any Acquired Company or the Business for any Pre-Closing Tax Period or for the pre-Closing portion of the Straddle Period without the prior written consent of Stockholder (which consent shall not be unreasonably withheld, delayed or conditioned).
(iii)Buyer Parties shall have the right to control, in their sole discretion, the conduct of any Contest that is not a Seller Contest.
(h)If, upon a full or partial conclusion, settlement or other disposition of a Seller Contest, a Taxing Authority assesses Taxes that are indemnifiable by the Stockholder pursuant to this Agreement, (A) Buyer shall provide the Stockholder a written notice setting forth the amount of such Tax assessment (to the extent the Stockholder has not otherwise received such information), (B) the Stockholder shall, within fifteen (15) Business Days of its receipt of Buyer’s written notice under (A) (or of the day it receives such information), pay such Taxes either to the Taxing Authority directly (and furnish Buyer with written proof of payment) or to Buyer in accordance with the payment and distribution method reasonably acceptable to Buyer, and (C) the limitations and other provisions set forth in Article IX (other than Section 9.04 and Section 9.05) shall otherwise apply to such Tax claims.
(i)Section 336/338 Tax Elections. The Stockholder and Buyer agree that no Party shall be permitted to make an election, if permitted, under either Code Section 336(e) or 338(h)(10) (or any corresponding election under state, local or non-U.S. Law) in respect of the Transaction.
Section 6.14    Employee Matters.

(a)Effective as of the Closing Date, the China Asset Seller will terminate the employment of each individual who is employed by the China Asset Seller in connection with the Business (including each such employee who is not actively at work on account of illness, disability or leave of absence) and who is listed on Schedule 6.14(a) hereto (the “Transferring China Employees”) and the China Asset Buyer will enter into a written employment agreement with each Transferring China Employee. For the avoidance of doubt, except for the Assumed Liabilities and all liabilities accrued for or counted as a current liability in the calculation of Working Capital, the China Asset Seller shall be solely responsible for any and all liabilities in relation to the Transferring China Employees that arise or relate to the period on or prior to the Closing Date, including any such liability incurred in connection with the termination of the employment of such Transferring China Employees and/or the transfer of such Transferring China Employees’ employment. Accordingly, on the Closing Date, the China Asset Seller shall pay to each Transferring China Employee an annual leave compensation for the accrued paid annual leave time that was earned but unused by such Transferring China Employee prior to the Closing Date in accordance with applicable Chinese Law. Such employment shall be consistent with the terms of any collective labor agreement applicable to any of the Transferring China Employees and shall be on terms and conditions not less favorable than those in effect for such Transferring China Employees immediately prior to the Closing. With respect to Transferring China Employees, the China Asset Buyer shall give full credit for the term of employment with the China Asset Seller and for all purposes (and, for the avoidance of doubt), each such Transferring China Employee’s years of service with the China Asset Seller will be merged with and into such Transferring China Employee’s years of service with the China Asset Buyer for purposes of eligibility, vesting and benefit levels, including, without limitation, for the purpose of calculation of severance pay where necessary (but not in a way that gives past service credit for benefit accrual purposes for (i) the Long-Term Retention Award plan or (ii) any non-statutory plan adopted by the Buyer Parties following the Closing). Transferring China Employees, all of the employees of the Acquired Companies as of the Closing (including each employee who is not actively at work on account of illness, disability or leave of absence), and Cristian Landoni (solely to the extent that Mr. Landoni resigns his employment with the Stockholder immediately prior to the Closing) shall collectively be referred to as the “Acquired Employees”.
(b)For a period commencing on the Closing Date and ending no earlier than the twelve (12) month anniversary of the Closing Date, the Buyer Parties shall (and shall cause their respective Affiliates, including the Acquired Companies to) take all action necessary so that each Acquired Employee shall receive base wages or salary, bonus opportunity, and Benefit Programs, all of the foregoing considered in the aggregate (a “Compensation Package”) that is comparable to the Compensation Package received by similarly situated employees of the Buyer Parties and their Affiliates (other than the Acquired Companies) at the time; provided, however, that the Buyer Parties shall cause SPG to maintain the Annual Incentive Plan for SPG (cash bonus) (as referred to in Schedule 4.18) for the 2018 performance (calendar) year; and further provided that, with respect to any Acquired Employee whose employment is terminated by any Buyer Party or any Acquired Company on or prior to the twelve (12) month anniversary of the Closing Date, the Buyer

Parties shall (or shall cause their respective Affiliates, including the Acquired Companies to) provide such Acquired Employee with severance benefits on terms and conditions that are no less favorable than (A) those severance benefits available to such Acquired Employee under the Acquired Company Plans, or (B) those severance benefits available to similarly situated employees of the Buyer Parties or any of their respective Affiliates, whichever is more favorable.
(c)Each Buyer Party shall (and shall cause its respective Affiliates, including the Acquired Companies to):
(i)credit Acquired Employees with all service credited to such Acquired Employees as of the Closing Date in addition to service earned with any Buyer Party or any Acquired Company after the Closing Date for purposes of eligibility and vesting and, solely with respect to the amount of any vacation, sick days, severance, layoff and similar benefits, levels of accruals of benefits under Benefit Programs;
(ii)use commercially reasonable efforts to waive any pre-existing condition exclusions, evidence of insurability requirements, actively at work requirements or waiting periods for participation and coverage applicable under Benefit Programs with respect to Acquired Employees and their dependents; and
(iii)use commercially reasonable efforts to credit Acquired Employees with any amounts paid under a plan maintained by any Seller Party (or any of their respective Affiliates, including any Acquired Company) prior to the Closing Date for purposes of satisfying any applicable deductible, coinsurance or out-of-pocket requirements for the plan year that includes the Closing Date as if such amounts had been paid under a corresponding Benefit Program.
(d)Each Buyer Party shall (and shall cause its respective Affiliates, including the Acquired Companies to) provide, honor and recognize all accrued but unused vacation (excluding any annual leave compensation paid pursuant to Section 6.14(a)) with respect to Acquired Employees as of the Closing Date.
(e)As of the Closing Date, each Acquired Company shall terminate its participation in each Plan that is not an Acquired Company Plan and each Acquired Employee shall cease to participate in any Plan, and in no event shall any Acquired Employee be entitled to accrue any benefits under such Plans with respect to services rendered or compensation paid on or after the Closing Date. The Seller Party that sponsors or maintains each such Plan shall retain all liabilities and obligations under such Plan. Notwithstanding the foregoing provisions of this Section 6.14(e), the Acquired Employees shall continue to participate in the Seller Party’s U.S. medical and health plans to the extent provided and on the terms set forth in the Transition Services Agreement.
(f)Seller Parties and all appropriate Buyer Parties shall take commercially reasonable efforts to permit Acquired Employees to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) of the account balance (including in the case of loans, rollovers of notes in-kind) distributable to Acquired Employees from the 401(k) plan of the Seller Party in which they participate, to a Section 401(k) defined contribution plan of a Buyer Party. Seller Parties shall cause an Acquired Company to pay to each Acquired Employee in cash in a lump sum on or before the Closing Date an amount equal to the amount of such Acquired Employee’s accrued Profit Sharing Contribution under the Seller Party’s 401(k) plan for the period through May 31, 2018, as taxable compensation.
(g)Notwithstanding anything set forth herein to the contrary, (i) the Parties do not intend for this Agreement to, and this Agreement shall not, amend any Plans or arrangements or create any rights or obligations except between the Parties, (ii) this Section 6.14 is not intended to create any rights in any Person who is not a party to this Agreement, and no Acquired Employee or other current or former employee of the Acquired Companies or the Business (including any beneficiary or dependent thereof) or any other Person not a party to this Agreement shall be entitled to assert any claim hereunder, and (iii) nothing in this Agreement shall create any obligation on the part of any Buyer Party or any of their respective Affiliates to continue the employment of any Acquired Employee with any Acquired Company or any Buyer Party for any definite period following the Closing Date.
(h)Seller Parties shall cause SPG to pay to Timothy Johnson in cash in a lump sum on or before the Closing Date a bonus in an amount equal to the amount (i) of the severance due to Mr. Johnson in connection with termination of his employment as further set forth in the Employment Agreement with Mr. Johnson referenced on Schedule 4.14(a)(vii) plus (ii) the amount accrued with respect to Mr. Johnson under the SPG Annual Incentive Plan (cash bonus) through the latest payroll cutoff date prior to the Closing. Notwithstanding anything else herein, the parties agree that the Stockholder shall bear full economic responsibility for any payment to be made to Timothy Johnson arising from his termination of employment.
Section 6.15    Acquired Company Names.
(a)Not later than twelve (12) months following the Closing Date, the Buyer Parties shall, and shall cause their respective Affiliates (including the Acquired Companies) to: (i) cease using the names SAES and SAES Pure Gas in all respects; (ii) amend or terminate any certificate of assumed name or “doing business as” filing so to eliminate its right to use, and all references to, SAES and SAES Pure Gas, and (iii) amend the articles or certificate of incorporation of SAES Pure Gas, Inc. to change the name therein to a name not including or confusingly similar to SAES.
(b)Prior to the Closing (and in connection with the Pre-Closing Restructuring), the Stockholder shall amend the articles or certificate of incorporation of SUSA to change the name therein to a name that is mutually agreeable to the Stockholder and the Buyer that does not include the same SAES or any name confusingly similar thereto.
Section 6.16    Director and Officer Indemnification.
(a)For six (6) years after the Closing Date, the Buyer Parties shall cause the Acquired Companies to indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of the Acquired Companies to the same extent such Persons are indemnified or have the right to advancement of expenses as of the Closing Date by the Acquired Companies pursuant to the Acquired Companies’

certificate of incorporation and bylaws (or similar organizational documents) in existence on the Closing Date with, or for the benefit of, any such directors, officers and employees for acts or omissions occurring on or prior to the Closing Date.
(b)In the event of a liquidation or dissolution of one or more of the Acquired Companies, or in the event that all or substantially all of the assets or all of the shares of capital stock of one or more of the Acquired Companies are sold, whether in one transaction or a series of transactions, then Buyer will ensure that the successors and assigns of such Acquired Companies (including the parent company of any Acquired Company in the event of a liquidation or dissolution) assume the obligations set forth in this Section 6.16.
(c)Notwithstanding Section 10.07, the provisions of this Section 6.16 are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her Representatives and are in addition to, and not in substitution for, any other right to indemnification or contribution that any such Person may have by contract or otherwise.
Section 6.17    Records. Except as otherwise provided in Section 6.13(d), with respect to the financial books and records and minute books of the Acquired Companies and the Business (or otherwise relating to the Purchased Assets or Assumed Liabilities) relating to matters on or prior to the Closing Date, to the extent the originals of such books and records have actually been transferred and delivered to the Buyer Parties: (a) for a period of seven (7) years after the Closing Date, the Buyer Parties shall not cause or permit their destruction or disposal without first offering to surrender them to the Stockholder; and (b) where there is a legitimate purpose, including an audit, assessment or reassessment of the Stockholder or any Affiliate thereof by the IRS or any other Taxing Authority or Governmental Authority, or any Proceeding involving the Stockholder or any Affiliate thereof or a claim or dispute relating to this Agreement, the Buyer Parties shall (and shall cause their respective Affiliates, including the Acquired Companies to) allow the Stockholder and its Affiliates and Representatives reasonable access to such books and records during regular business hours. Without limiting the foregoing, following the Closing the Buyer Parties and their respective Affiliates (including, following the Closing, the Acquired Companies) shall provide the Stockholder and its Affiliates and Representatives with all financial, accounting and corporate information of, or relating to, the Acquired Companies or the Business reasonably required by the Stockholder (including, without limitation, granting to the Stockholder, its Affiliates and Representatives indirect access to Hyperion Financial Management (HFM) system) in order to allow the Stockholder to complete its 2018 consolidated financial statements (quarterly, semiannual and annual) that include the Acquired Companies (up to and until the Closing Date) and have the same audited. To the extent the originals of such books and records have not been transferred and delivered to the Buyer Parties: (a) for a period of seven (7) years after the Closing Date, the Seller Parties shall not cause or permit their destruction or disposal without first offering to surrender them to the Buyer Parties; and (b) where there is a legitimate purpose, including an audit, assessment or reassessment of the Buyer Parties or any Affiliate thereof by the IRS or any other Taxing Authority or Governmental Authority, or any Proceeding involving the Buyer Parties or any Affiliate thereof or a claim or dispute relating to this Agreement, the

Seller Parties shall (and shall cause their respective Affiliates to) allow the Buyer Parties and their Affiliates and Representatives reasonable access to such books and records during regular business hours. Notwithstanding anything to the contrary set forth in this Section 6.17, nothing herein shall require (x) any Party to provide information that is privileged if the disclosure is reasonably expected to result in the loss of such privilege and (y) any Seller Party to provide any Buyer Party (or any Affiliate thereof) with any information, documents or records that do not primarily relate to the Business. Any information obtained under this Section 6.17 and Section 6.13(d) shall be kept confidential, except (i) as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding or defending any Tax claim, (ii) with the consent of Seller Parties or Buyer Parties, as the case may be or (iii) to the extent contemplated in subclause (A), (B) or (C) of Section 6.12(a)(iv).
Section 6.18    Intellectual Property Matters.
(a)As soon as reasonably practicable after the Closing Date, the Seller Parties shall, and shall cause their applicable Affiliates to reasonably cooperate with the Buyer Parties: (i) in preparing and obtaining all documents (including assignment forms) with the United States Patent and Trademark Office or other corresponding Governmental Authority, as necessary to record one of the Buyer Parties is the sole legal and record owner of the Acquired Intellectual Property (such documents, the “IP Documents”); (ii) filing all IP Documents; and (iii) to deliver to the Buyer all prosecution files and dockets, registration certificates and litigation files to the extent relating to the Acquired Intellectual Property, in each case, solely to the extent such materials are in the possession of the Seller Parties and not already in the possession of a Buyer Party (including an Acquired Company). The costs and expenses (including filing fees) associated with the activities and actions described in this Section 6.18(a) shall be borne fifty percent (50%) by the Seller Parties and fifty percent (50%) by the Buyer Parties.
(b)As soon as reasonably practicable after the Closing Date, the Stockholder shall, and shall cause the Seller Parties to, deliver to one of the Buyer Parties all tangible embodiments of Company IP reasonably in the possession of a Seller Party that was not (i) otherwise delivered at Closing or (ii) in the possession of one of the Acquired Companies.
Section 6.19    Special VAT Invoice. The China Asset Seller shall issue valid value-added tax (“China VAT”) special invoices to the China Asset Buyer with respect to the China Closing Date Payment and the Deferred China Asset Purchase Price (which shall be paid in accordance with Section 6.22 hereof and the Local China Purchase Agreement) in accordance with PRC Law (the “China VAT Invoices”). China Asset Buyer shall pay an additional amount of cash to the China Asset Seller equal to the total China VAT reflected on the China VAT Invoices for payment to the appropriate PRC Taxing Authorities by the China Asset Seller.
Section 6.20    Employee Separation Notification. Buyer Parties shall promptly notify Stockholder of the separation from service (within the meaning of Section 409A of the Code) from the Buyer Parties and their Affiliates of any of the following employees of the Acquired Companies: Paul Menigoz and Paul Scherle.

Section 6.21    Agreements Concerning Bonus Payments. In accordance with Section 2.02(b)(iii), at the Closing, Buyer Parties shall transfer to the payroll account of SPG or, solely with respect to the Transferring China Employees, the China Asset Buyer an amount equal to that portion of the Bonus Payments (and related payroll Taxes) set forth in written instructions that will be delivered by the Stockholder not less than two (2) Business Days prior to the Closing. Thereafter, the Buyer Parties shall cause SPG or the China Asset Buyer, as applicable, to remit and pay such amounts to the employees of SPG, the applicable Transferring China Employees and the relevant Taxing Authorities entitled thereto pursuant to written instructions delivered by the Stockholder to the Buyer Parties within thirty (30) days following the Closing Date. Buyer Parties shall cause SPG or the China Asset Buyer, as applicable, to pay the amounts set forth in such instructions on the next regularly scheduled payroll date of SPG or the China Asset Buyer reasonably following delivery of such instructions and cause SPG or the China Asset Buyer to remit any payroll Taxes required to be withheld from such Bonus Payments in accordance with applicable Laws. Any such portion of the Bonus Payments (and related payroll Taxes) for which instructions are not delivered by Stockholder within thirty (30) days following the Closing Date shall be paid to the Stockholder, in one (1) lump-sum payment by wire transfer of immediately available funds, promptly thereafter. The Stockholder shall indemnify, defend and hold the Buyer Parties and their respective Affiliates harmless from and against any and all Losses arising out of, resulting from or relating to any payments or remittances made or not made pursuant to (i) this Section 6.21 or (ii) any instructions delivered by Stockholder as described in this Section 6.21, except to the extent any such additional Losses other than Taxes result from the negligent or willful failure of the Buyer Parties to properly withhold, remit or report the amount of any applicable Taxes with respect to any Bonus Payments.
Section 6.22    Increase of China Asset Buyer’s Registered Capital; Payment of Deferred Portion of China Asset Purchase Price.
(a)Each of the Buyer Parties shall use commercially reasonable efforts to complete, as promptly as practicable following the Closing, the filing, registration and other formalities with the competent commerce authority and market regulation authority in the PRC (the “China Regulatory Authorities”) as are reasonably necessary and required in order to increase the China Asset Buyer’s registered capital for the purpose of funding the Deferred China Asset Purchase Price in accordance with the Local China Purchase Agreement (such increase to capital, the “China Capital Infusion”). Buyer shall provide the Stockholder with regular updates concerning the efforts to complete the China Capital Infusion as promptly as practicable following the Closing (including, without limitation, by providing the Stockholder with written notice within forty-eight (48) hours of the occurrence of any fact, event change, circumstance or development that would or would be reasonably expected to (i) negatively impact the ability of Buyer to complete the China Capital Infusion or (ii) delay in any material respect the completion of the China Capital Infusion).
(b)Once Buyer has received the requisite consents and/or permissions from the China Regulatory Authorities to complete the China Capital Infusion, Buyer shall promptly provide copies of the same to the Stockholder for review and consideration. If the Stockholder finds such consents and/or permissions to be acceptable and in order, the Stockholder shall return to Buyer (by wire transfer of immediately available U.S. funds) the amount of the Deferred China Asset Purchase Price within five (5) Business Days after the Stockholder’s receipt of such consents and/or permissions. Thereafter, Buyer and the China Asset Buyer will complete the China Capital Infusion and the China Asset Buyer shall pay to the China Asset Seller the amount of the Deferred China Asset Purchase Price in accordance with the terms of the Local China Purchase Agreement. The China Capital Infusion and payment of the Deferred China Asset Purchase Price by the China Asset Buyer must be completed within ten (10) Business Days following Buyer’s receipt of the returned funds from the Stockholder.
(c)Notwithstanding the foregoing, in the event that the China Capital Infusion and the payment of the Deferred China Asset Purchase Price by the China Asset Buyer to the China Asset Seller has not occurred, for any reason, on or before the seventy-fifth (75th) calendar day following the Closing, the Stockholder may (in its sole and exclusive election) either: (i) continue to hold the amount of the Deferred China Asset Purchase Price in anticipation of the completion of the China Capital Infusion (in which event the provisions of Section 6.22(b) above shall continue to apply until such time as the Stockholder elects to proceed under clause (ii) of this Section 6.22(c), which the Stockholder may elect to do at any time thereafter); or (ii) retain the full amount of the Deferred China Asset Purchase Price (in which event the obligation of the China Asset Buyer under the Local China Purchase Agreement with respect to the payment of the China Asset Purchase Price shall be deemed to have been fully satisfied); provided that in the event that (x) each of the Buyer Parties is in full compliance with the provisions set forth in this Section 6.22 and (y) the Stockholder does not return to Buyer the amount of the Deferred China Asset Purchase Price within 125 days following the Closing, then the Stockholder will have been automatically deemed to have made the election under clause (ii) above. In the event that the Stockholder elects to retain the full amount of the Deferred China Asset Purchase Price pursuant to this Section 6.22(c), either (A) the Parties shall amend the Local China Purchase Agreement to reduce the China Asset Purchase Price to an amount equal to the China Closing Date Payment made by the China Asset Buyer at Closing, and such amended China Asset Purchase Price shall apply for all purposes under this Agreement (and the Deferred China Asset Purchase Price will be allocated to Buyer’s acquisition of the Acquired Companies) or (B) if the China Asset Purchase Price is not amended, the Deferred China Asset Purchase Price for all purposes under applicable Law (including U.S. federal income tax purposes), shall be treated as a payment from the China Asset Buyer to the China Asset Seller as a portion of the purchase price for the Purchased Assets, unless such treatment is contrary to applicable Law, and the Stockholder shall bear and pay all China VAT incurred in connection with the Deferred China Asset Purchase Price.
ARTICLE VII
CONDITIONS TO CLOSING
Section 7.01    Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the Transaction shall be subject to the satisfaction (or waiver in writing by the Buyer Parties and the Stockholder), at or prior to the Closing, of each of the following conditions:

(a)No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order that is in effect and would (i) make the Closing illegal, or (ii) otherwise prohibit or enjoin consummation of the transactions contemplated by this Agreement or any Transaction Document.
(b)no Proceeding shall be pending with, or proposed or threatened in writing by, any Governmental Authority or Person against any Buyer Party, any Seller Party or the Acquired Companies (or any of their respective Affiliates) that would reasonably be expected to result in the issuance of any executive order, decree, temporary restraining order, preliminary or permanent injunction or other order that would cause the condition set forth in Section 7.01(a) hereof to not be satisfied.
(c)The Pre-Closing Restructuring shall have been completed in accordance with Section 6.11.
Section 7.02    Other Conditions to the Obligations of the Buyer Parties. In addition to the conditions set forth in Section 7.01, the obligations of the Buyer Parties to consummate the Transaction shall be subject to the satisfaction, or waiver in writing by each Buyer Party, of each of the following conditions at or prior to the Closing:
(a)(i) each of the representations and warranties of the Stockholder set forth in Section 4.01 (Organization, Qualification and Power), Section 4.02 (Authorization; Enforceability), Section 4.04(a) (Capitalization), Section 4.04(b) (Capitalization), Section 4.05 (No Brokers), Section 4.07(a) (Absence of Encumbrances), Section 4.12(a) (Absence of MAE), and Section 4.21 (China Purchased Assets) shall be true and correct in all but de minimis respects (after given effect to any qualification as to materiality or Material Adverse Effect included therein) as of the Closing Date (except that any such representations and warranties that are specifically made as of a particular date shall be true and correct in all but de minimis respects (after giving effect to any qualification as to materiality or Material Adverse Effect included therein) as of such date), and (ii) each of the representations and warranties of the Stockholder contained in Article IV (other than those set forth in clause (i) of this Section 7.02(a)) shall be true and correct (without regard to any qualification as to materiality or Material Adverse Effect included therein) as of the Closing Date (except that any such representations and warranties that are specifically made as of a particular date shall be true and correct as of such specified date), except where the failure to be true and correct as of such date has not had a Material Adverse Effect.
(b)The Stockholder and its Affiliates shall have performed and complied in all material respects with each of the agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Closing Date.
(c)Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.
(d)No Proceeding shall be pending or threatened against any Buyer Party, any Seller Party, or any Acquired Company (or any of their respective Affiliates) (i) by any Person that seeks any of the results set forth in Section 7.01(b) or (ii) by any Governmental Authority in connection with this Agreement or the Transaction.

(e)Each item to be delivered by the Stockholder at the Closing pursuant to Section 3.02 shall have been delivered, or shall be ready for delivery at the Closing, to the Buyer Parties.
(f)Buyer shall have received certificates, dated the Closing Date and signed by a duly authorized officer of the Stockholder, stating on behalf of the Stockholder that each of the conditions set forth in Section 7.02(a), Section 7.02(b) and Section 7.02(c) have been satisfied.
Section 7.03    Other Conditions to the Obligations of the Stockholder. In addition to the conditions set forth in Section 7.01, the obligations of the Stockholder to consummate the Transaction shall be subject to the satisfaction, or waiver in writing by the Stockholder, of each of the following conditions at or prior to the Closing:
(a)Each of the representations and warranties of the Buyer Parties contained in Article V shall be true and correct as of the Closing Date (except that any such representations and warranties that are specifically made as of a particular date shall be true and correct as of such specified date), except where the failure to be true and correct as of such date (without regard to any qualification as to materiality), has not had and would not reasonably be expected to result in any state of facts, circumstance, condition, event, change, development, occurrence, result or effect that, individually or in the aggregate, would or could reasonably be expected to prevent the Buyer Parties from consummating the Transaction prior to the Termination Date.
(b)The Buyer Parties and their respective Affiliates shall have performed and complied in all material respects with each of the agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Closing Date.
(c)Each item to be delivered by the Buyer Parties at the Closing pursuant to Section 3.03 shall have been delivered, or shall be ready for delivery at the Closing, to the Stockholder.
(d)Since the date of this Agreement, no state of facts, circumstance, condition, event, change, development, occurrence, result or effect shall have occurred that, individually or in the aggregate, has had or would reasonably be expected to prevent the Buyer Parties from consummating the Transaction prior to the Termination Date.
(e)The Stockholder shall have received certificates, dated the Closing Date and signed by a duly authorized officer of each Buyer Party, stating on behalf of such Buyer Party that each of the conditions set forth in Section 7.03(a), Section 7.03(b) and Section 7.03(c) have been satisfied.
ARTICLE VIII
TERMINATION
Section 8.01    Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:
(a)by mutual written consent of the Buyer Parties and the Stockholder;

(b)by the Buyer Parties or the Stockholder, if the Closing shall not have occurred on or before July 21, 2018 or such other date that the Buyer Parties and the Stockholder may agree upon in writing (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b) shall not be available to the Buyer Parties or the Stockholder, as the case may be, if a material breach of this Agreement by such Parties has resulted in the failure of the Closing to occur before the Termination Date;
(c)by either the Buyer Parties or the Stockholder, if (i) there shall be any Law enacted, promulgated or issued by any Governmental Authority that makes consummation of the Closing illegal or otherwise prohibited or (ii) any Governmental Authority shall have issued an Order permanently enjoining the Transaction, and such Order shall have become final and non-appealable;
(d)(i) by the Stockholder, if the Stockholder is not in material breach of its obligations under this Agreement and the Buyer Parties breach or fail to perform in any respect any of their representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.03, (B) cannot be or has not been cured prior to the earlier of (x) the Termination Date and (y) 15 days following delivery of written notice of such breach or failure to perform and (C) has not been waived by the Stockholder; or (ii) by the Buyer Parties, if the Buyer Parties are not in material breach of their obligations under this Agreement and the Stockholder breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.02, (B) cannot be or has not been cured prior to the earlier of (x) the Termination Date and (y) 15 days following delivery of written notice of such breach or failure to perform and (C) has not been waived by the Buyer Parties; or
The Party seeking to terminate this Agreement pursuant to this Section 8.01 (other than Section 8.01(a)) shall give prompt written notice of such termination to the other Parties setting forth a brief description of the basis on which it is terminating this Agreement.
Section 8.02    Effect of Termination. In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability on the part of any Party except (a) for the provisions of Section 6.09, and Section 10.01 - Section 10.11 and this Section 8.02 and (b) that nothing in this Section 8.02 shall relieve any Party from liability for any material breach of the covenants set forth in this Agreement prior to such termination or for actual fraud.
ARTICLE IX
SURVIVAL AND INDEMNIFICATION
Section 9.01    Survival. The representations, warranties, covenants and agreements contained in or made pursuant to this Agreement, in any Schedules or Exhibits hereto shall survive (together with any right to assert a claim under Section 9.02 or Section

9.03, as applicable) the execution and delivery of this Agreement and the Closing, and thereafter:
(a)the representations and warranties contained in Sections 4.01 (Organization, Qualification and Power), 4.02 (Authorization; Enforceability), 4.04 (Capitalization), 4.05 (No Brokers), 4.07(a) (Absence of Encumbrances), 4.21 (China Purchased Assets), 5.01 (Buyer Organization), 5.02 (Buyer Authorization; Enforceability) and 5.04 (No Buyer Brokers) shall not expire;
(b)the representations and warranties contained in Section 4.10 (Taxes) and Section 4.19 (Environmental Matters) shall survive for the statute of limitations period applicable to the subject matter of such representations and warranties (including any extensions, tolling or waivers thereof) plus sixty (60) days;
(c)the balance of the representations and warranties contained in Article IV and Article V shall survive for a period of twelve (12) months following the Closing; and
(d)the covenants and agreements shall survive the Closing in accordance with the terms of such covenant or agreement.
Any claim that has been asserted in accordance with Section 9.04 and that is pending on the date of the expiration of the applicable survival period set forth in the immediately preceding sentence may continue to be asserted and shall be indemnified against until fully and finally resolved, irrespective of whether the Party asserting such claim has initiated any Proceeding or otherwise taken any further action in connection with the matters constituting the basis for such claim.
Section 9.02    Indemnification of Buyer Parties. The Stockholder shall indemnify, defend and hold the Buyer Parties and their respective directors, shareholders, officers, employees, agents, Affiliates, successors and permitted assigns harmless from and against any and all Losses arising out of, resulting from or relating to (a) any breach or non-fulfillment of any covenant or agreement made by the Stockholder under this Agreement, (b) any inaccuracy in, misrepresentation of, or breach of the representations and warranties of the Stockholder contained in Article IV (as modified by the Disclosure Schedules), (c) any Excluded Liability, (d) any Pre-Closing Taxes, (e) Transfer Taxes payable by the Seller Parties under Section 6.13(e), (f) the Pre-Closing Restructuring, or (g) any Assumed Liability within the meaning of such term in the Pre-Closing Restructuring Purchase Agreement (including any Losses relating to the Onondaga Lake Superfund Site).
Section 9.03    Indemnification of the Stockholder. The Buyer Parties shall, jointly and severally, indemnify, defend and hold the Stockholder and its directors, shareholders, officers, employees, agents, Affiliates, successors and permitted assigns harmless from and against any and all Losses arising out of, resulting from or relating to (a) any breach or non-fulfillment of any covenant or agreement made by the Buyer Parties under this Agreement, (b) any inaccuracy in, misrepresentation of, or breach of the representations and warranties of the Buyer Parties contained in Article V, (c) any Assumed Liability, (d) Transfer Taxes payable by the Buyer Parties under Section 6.13(e) and (e) any Post-Closing Taxes (except for Post-Closing Taxes arising out of or resulting from a breach by the

Stockholder of Sections 4.10, 6.01(b)(xiv), 6.01(b)(xx) or 6.13 of this Agreement for any Pre-Closing Tax Period or pre-Closing portion of a Straddle Period).
Section 9.04    Procedure.
(a)A Person seeking indemnification hereunder (other than in respect of a Contest to which Section 6.13 applies) (an “Indemnified Party”) shall give a written notice (a “Notice of Claim”) specifying the facts constituting the basis for its claim, and the applicable provision(s) of this Agreement upon which the Indemnified Party relies for its demand and a good faith estimate of the amount of the claim, to the Person(s) from whom indemnification is sought hereunder (an “Indemnifying Party”); provided, however, that any such Notice of Claim need only specify such information to the knowledge of the Indemnified Party as of the date of such Notice of Claim and shall not limit or prejudice any of the rights or remedies of any Indemnified Party on the basis of any limitations on the information included in such Notice of Claim, including any such limitations made in good faith to preserve the attorney‑client privilege, work product doctrine or any other privilege. If the claim is not a Third Party Claim, the Indemnifying Party shall have thirty (30) calendar days after delivery of the Notice of Claim to notify the Indemnified Party in writing of the nature and basis of its objection, if any, to the asserted claim for indemnification. If no such objection is received by the Indemnified Party within thirty (30) calendar days after delivery of the Notice of Claim, the claim shall be deemed to be allowed. If an objection is received by the Indemnified Party within thirty (30) calendar days after delivery of the Notice of Claim, the Parties shall resolve the dispute in accordance with Section 9.05.
(b)If an Indemnified Party is seeking indemnification because of a claim asserted by any claimant other than an Indemnified Party, the Indemnified Party shall deliver a Notice of Claim to the Indemnifying Party promptly after such assertion is actually known to the Indemnified Party; provided, however, that the right of a Person to be indemnified hereunder in respect of claims made or alleged by any such claimant (a “Third Party Claim”) (1) shall not be adversely affected by a failure to give such notice unless, and then only to the extent that, an Indemnifying Party is materially prejudiced thereby, and (2) shall not be deemed time-barred or otherwise unavailable until at least thirty (30) days have passed following such Indemnified Party’s receipt of any notice regarding the Proceeding giving rise to such Third Party Claim (and any statute of limitations or common law principle that limits or purports to limit the availability of such right to indemnification shall be deemed tolled, to the extent necessary, until such thirty (30) day period has ended).
(c)The Indemnifying Party shall have the right, upon written notice to the Indemnified Party, to assume and conduct the defense of the Third Party Claim with counsel reasonably acceptable to the Indemnified Party and the Indemnified Party shall cooperate in good faith in such defense; provided that: (i) the Third Party Claim solely seeks (and continues to solely seek) monetary damages in an amount not reasonably expected to exceed any limitation on the amount of Losses for which the Indemnifying Party is responsible hereunder; and (ii) no conflict of interest arises that, under applicable principles of legal ethics, in the judgment of counsel to the Indemnified Party, would prohibit a single counsel from representing both the Indemnifying Party and the Indemnified Party in connection with the defense of such Third Party Claim. The Indemnified Party may thereafter participate in (but not control) the defense of any such Third Party Claim with its own counsel at its own expense; provided, however, that if (A) any of the conditions described in clauses (i) or (ii) above fails to occur or ceases to be satisfied or (B) the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third Party Claim in the reasonable judgment of the Indemnified Party, then the Indemnified Party may assume its own defense, and the Indemnifying Party will be liable for all reasonable costs or expenses paid or incurred (including advancement thereof) in connection with such defense (subject to the limitations set forth herein).
(d)If the Indemnifying Party elects not to defend the Indemnified Party with respect to such Third Party Claim, or fails to notify the Indemnified Party of such election within ten (10) calendar days after receipt of the Notice of Claim, the Indemnified Party shall have the right, at its option, to assume and control defense of the matter in such manner as it may deem reasonably appropriate, and the Indemnifying Party will be liable for all reasonable costs or expenses paid or incurred (including advancement thereof) in connection with such defense (subject to the limitations set forth herein).
(e)The Indemnifying Party, if it has assumed the defense of any Third Party Claim as provided in this Agreement, may not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), consent to a settlement of, or the entry of any judgment arising from, any such Third Party Claim that (A) does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of a complete release from all liability in respect of such Third Party Claim, (B) imposes any liability or obligation on the Indemnified Party that will not be fully indemnified by the Indemnifying Party pursuant hereto, (C) involves a finding or admission of any wrongdoing on the part of the Indemnified Party or (D) otherwise grants any injunctive or equitable relief. The Indemnified Party shall not have the right to settle any Third Party Claim, the defense of which has not been assumed by the Indemnifying Party or which is otherwise being defended by the Indemnified Party in accordance with the terms of this Section 9.04(e), without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).
(f)Each of the Parties shall, and shall cause their Affiliates (and their respective Representatives) to, make available to the other(s) all relevant information in his, her or its possession relating to any such Third Party Claim which is being defended by the other Party and shall otherwise reasonably cooperate in the defense thereof. The Indemnified Party or Indemnifying Party, as the case may be, that is controlling such defense shall keep the other Party reasonably advised of the status of such Proceeding and the defense thereof and shall consider in good faith (but shall not be bound to implement or adopt) any recommendations made by the other Party with respect thereto. The Indemnifying Party shall be subrogated to the rights and claims of the Indemnified Party with respect to any Losses paid by the Indemnifying Party under this Article IX.
(g)Tax Claims. Notwithstanding anything in this Agreement to the contrary, this ýSection 9.04 shall not apply to the conduct of a Contest (and related claims in connection therewith), which shall be governed exclusively by Section 6.13.

Section 9.05    Determination of Claims; Payment. A claim for indemnification under this Article IX shall be deemed finally determined upon the occurrence of any of the following: (a) it is deemed allowed under Section 9.04(a); (b) entry of any final judgment or award rendered by a court of competent jurisdiction and the expiration of time in which to appeal therefrom; (c) full execution of a settlement of a Third Party Claim in the manner and in accordance with the provisions set forth in Section 9.04(b); or (d) the execution by the Indemnifying Party and Indemnified Party of a mutually binding settlement agreement with respect to a claim. The Indemnifying Party shall be required to pay all of the sums so owing in respect of such finally determined claim to the Indemnified Party by wire transfer of immediately available funds to an account designated by the Indemnified Party within ten (10) Business Days after such final determination.
Section 9.06    Limitations on Indemnification.
(a)Except to the extent set forth in Section 9.06(c)(ii), the Stockholder shall not be required to provide indemnification for claims made under Section 9.02(b) unless the Indemnified Party’s Losses for all such claim(s) shall exceed an amount equal to one-half percent (0.5%) of the Net Proceeds, as finally determined in accordance with the provisions of Section 2.03 hereof, in the aggregate and then only to the extent that the Losses exceed an amount equal to one-half percent (0.5%) of the Net Proceeds, as finally determined in accordance with the provisions of Section 2.03 hereof (it being the intent of the Parties that the foregoing be in the nature of a deductible) (the “Deductible”); provided, however, that the Deductible shall not apply to any Losses arising out of, resulting from or relating to any inaccuracy in, misrepresentation of, or breach of the representations and warranties contained in Sections 4.01 (Organization, Qualification and Power), 4.02 (Authorization; Enforceability), 4.04 (Capitalization), 4.05 (No Brokers), 4.07(a) (Absence of Encumbrances), or 4.10 (Taxes).
(b)Except to the extent set forth in Section 9.06(c)(ii), in no event shall the aggregate liability of the Stockholder with respect to all claims of indemnification made under Section 9.02(b), exceed an amount equal to twelve and one-half percent (12.5%) of the Net Proceeds, as finally determined in accordance with the provisions of Section 2.03 hereof, in the aggregate (the “Cap”); provided, however, that the Cap shall not apply to any Losses arising out of, resulting from or relating to (i) any inaccuracy in, misrepresentation of, or breach of the representations and warranties contained in Sections 4.01 (Organization, Qualification and Power), 4.02 (Authorization; Enforceability), 4.04 (Capitalization), 4.05 (No Brokers), 4.07(a) (Absence of Encumbrances), 4.10 (Taxes), or 4.21 (China Purchased Assets) or (ii) Pre-Closing Taxes.
(c)Notwithstanding anything to the contrary contained in this Agreement:
(i)in no event shall the maximum liability of the Stockholder under this Article IX exceed the amount of the Net Proceeds;
(ii)the limitations set forth in Section 9.06(a), (b) and (c)(i) above shall not apply in the event that the Stockholder or any of its Affiliates or, with respect to its activities prior to the Effective Time, any Acquired Company, is found to have committed fraud.
(iii)the Stockholder shall not be obligated to indemnify for Losses under this Article IX to the extent that such Losses were (A) accrued for or counted as a liability in the calculation of the Final Closing Working Capital or (B) otherwise reflected in the Settlement Amounts or an adjustment to the Net Proceeds in the manner contemplated in Section 2.03 hereof.
(d)For purposes of calculating the amount of Losses relating to a breach of any representation or warranty set forth in this Agreement (but not, for clarity, for purposes of determining whether a breach of any such representation or warranty has occurred for the purpose of Section 9.02 hereof), any qualification as to materiality or any other similar qualification or standard contained in Article IV of this Agreement shall be disregarded (it being understood that the word “Material” in the defined term “Material Contracts” and the qualification as to “Material Adverse Effect” in Section 4.12 shall not be disregarded for any purpose).
Section 9.07    Reductions for Insurance Proceeds and Other Recoveries.
(a)The amount that any Indemnifying Party is or may be required to pay to any Indemnified Party pursuant to this Article IX shall be reduced (retroactively or prospectively) to the extent of any insurance proceeds actually received by such Indemnified Party (net of deductibles or similar costs) in respect of such claim. The existence of a claim by an Indemnified Party for monies from an insurer or against a third party in respect of any Losses shall not, however, delay any payment pursuant to the indemnification provisions contained herein and otherwise determined to be due and owing by an Indemnifying Party. Rather, the Indemnifying Party shall make payment in full of the amount determined to be due and owing by it against an assignment by the Indemnified Party to the Indemnifying Party of the entire claim of the Indemnified Party for the insurance proceeds or against such third party. Notwithstanding any other provisions of this Agreement, it is the intention of the Parties that no insurer or any other third party shall be (i) entitled to a benefit it would not be entitled to receive in the absence of the foregoing indemnification provisions, or (ii) relieved of the responsibility to pay any claims for which it is obligated. If an Indemnified Party has received the payment required by this Agreement from an Indemnifying Party in respect of any Losses and later receives insurance proceeds or other amounts in respect of such Losses, then such Indemnified Party shall hold such insurance proceeds or other amounts in trust for the benefit of the Indemnifying Party and shall pay to the Indemnifying Party, as promptly as practicable after receipt, a sum equal to the amount of such insurance proceeds or other amounts received, up to the aggregate amount of any payments received from the Indemnifying Party pursuant to this Agreement in respect of such Losses (or, if there is more than one Indemnifying Party, the Indemnified Party shall pay each Indemnifying Party its proportionate share (based on payments received from the Indemnifying Parties of such insurance proceeds)).
(b)Any calculation of Losses for purposes of this Article IX shall be reduced to take account of any net Tax benefit actually realized by the Indemnified Party as a result of any such Losses in the taxable year in which the indemnity payment is made in respect of the relevant claim. Any payment hereunder shall initially be made without regard to this Section 9.07(b) and shall be reduced to reflect any such net Tax benefit only after the Indemnified Party has actually realized such benefit. For purposes of this Agreement, the Indemnified Party shall be deemed to have “actually realized” a net Tax benefit to the extent that, and at such time as, the amount of Taxes required to be paid by the Indemnified Party is reduced below the amount of Taxes that it would have been required to pay but for deductibility of such Losses (treating any Tax items attributable to such Losses as the last items claimed for any taxable period). The amount of any reduction hereunder shall be adjusted to reflect any final determination with respect to the Indemnified Party’s liability for Taxes.
Section 9.08    Duty to Mitigate. Each Party agrees to use commercially reasonable efforts to mitigate any Losses which form the basis for any claim under this Article IX; provided that the Indemnified Party shall not be obligated to make an insurance claim on its own policies if such claim would reasonably result in an increase in premiums.
Section 9.09    Sole and Exclusive Remedy. The remedies provided in this Article IX shall be the sole and exclusive remedies of the Parties and their respective officers, directors, employees, Affiliates, agents, Representatives, successors and assigns for any and all Losses arising out of, relating to, or resulting from, any breach of any of the representations, warranties, covenants and agreements contained in this Agreement and any other agreement, instrument or document executed and delivered in connection herewith, or otherwise relating to the transactions contemplated by this Agreement; provided, however, that nothing herein is intended to waive or otherwise limit any claims for Losses arising out of, relating to, or resulting from fraud, or waive any equitable remedies to which a Party may be entitled.
ARTICLE X
MISCELLANEOUS
Section 10.01    Expenses. Except for the Seller Antitrust Fees (for which the Stockholder will reimburse Buyer at the Closing), each of the Parties shall bear its respective expenses incurred or to be incurred in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.
Section 10.02    No Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. Notwithstanding the foregoing, no Party to this Agreement may assign its rights or delegate its obligations under this Agreement without the prior written consent of (a) Buyer, in the event of an assignment or delegation by the Stockholder, or (b) the Stockholder, in the event of an assignment or delegation by any Buyer Party; provided that any Party, may, without the consent of any other Party, (x) assign any or all of its rights and interests hereunder to one or more of its Affiliates, and/or (y) designate one or more of its Affiliates to perform its obligations under this Agreement; provided, however that no such assignment shall relieve such Party of its obligations hereunder. Any assignment or delegation in contravention of this Section 10.02 shall be null and void and of no force and effect.

Section 10.03    Entire Agreement, Integration, Modification and Waiver. This Agreement (including all Exhibits and Schedules attached hereto which are hereby incorporated herein and made a part of this Agreement as if set forth in full herein), together with the other Transaction Documents and the certificates or other instruments delivered hereunder or thereunder, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior understandings of the Parties with respect to the subject matter hereof (including, for greater certainty, that certain Non-Binding Memorandum of Understanding, entered between the Stockholder and Buyer on December 4, 2017 and the Confidentiality Agreement, except to the extent incorporated herein). No supplement, modification or amendment of this Agreement will be binding unless executed in writing by Buyer (on behalf of all Buyer Parties) and the Stockholder. No waiver of any of the provisions of this Agreement will be deemed to be or shall constitute a continuing waiver. No waiver will be binding unless executed in writing by the Party making the waiver.
Section 10.04    Headings. The headings and captions contained in this Agreement are included for purposes of convenience only, and will not affect the meaning or interpretation of this Agreement.
Section 10.05    Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or non-U.S. statute or Law will be deemed also to refer to all rules and regulations promulgated under such Law, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are, in fact, followed by those words or words of like import. Terms defined in the singular shall include the plural and vice versa. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All references to “$” or dollar amounts are to lawful currency of the United States of America.
Section 10.06    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision will be interpreted to be only so broad as is enforceable.
Section 10.07    No Third Party Beneficiaries. Except as set forth in Section 6.16, this Agreement will not confer any rights or remedies upon any Person (including employees, consultants or contractors of any Acquired Company or any Seller Party except to the extent such Person is a Party hereto) other than the Parties and their respective successors and permitted assigns.

Section 10.08    Notices. All notices and other communications required or permitted under this Agreement must be in writing and will be deemed to have been duly given when delivered in person one (1) Business Day after having been dispatched by a nationally recognized overnight courier service or three (3) Business Days after having been deposited, postage prepaid, certified or registered mail, return receipt requested, in the United States mail, or nationally-recognized overnight courier, to the appropriate Party at the address specified below:
If to the Stockholder, to:
SAES Getters, S.p.A.
Viale Italia, 77
Lainate, MI 20020 Italy
Attn: Massimo della Porta, CEO
with copies (which shall not constitute notice under this Section 10.08) to:
SAES Getters, S.p.A.
Viale Italia, 77
Lainate, MI 20020 Italy
Attn: Patrizia Carrozza, General Counsel

Nixon Peabody LLP
100 Summer Street
Boston, Massachusetts 02110
Attention: Philip B. Taub, Esq.

If to any Buyer Party, to:
Entegris, Inc.
129 Concord Road, Building 2
Billerica, Massachusetts 01821 USA
Attn: Sue Lee, SVP & General Counsel

with a copy (which shall not constitute notice under this Section 10.08) to:
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Attn: Paul J. Shim, Esq.
Any Party may change its address for the purposes of this Section 10.08 by giving notice to the other Parties hereto as provided in this Agreement.
Section 10.09    Governing Law. This Agreement and all matters, claims, controversies, disputes, suits, actions or proceedings arising out of or relating to this Agreement and the negotiation, execution or performance of this Agreement or any of the transactions contemplated hereby, including all rights of the Parties (whether sounding in contract, tort, common or statutory law, equity or otherwise) in connection therewith, shall be governed by and construed and enforced in accordance with the Laws of the State of

New York without regard to principles of conflicts of Law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than those of the State of New York.
Section 10.10    Jurisdiction; Venue, Waiver of Jury Trial.
(a)Each of the Parties hereby irrevocably and unconditionally submits, for itself and/or its property, to the exclusive jurisdiction of any New York state court or federal court of the United States of America sitting in the District of New York, and any appellate court from any thereof, in any Proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement or for recognition or enforcement of any judgment, and each of the Parties hereby irrevocably and unconditionally agrees (i) that all claims in respect of any such Proceeding may be heard and determined in any such New York state court or, to the extent permitted by Law, in such federal court, (ii) that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, (iii) not to attempt to deny or defeat such jurisdiction by motion or other request for leave from such New York state court or federal court, and (iv) not to bring or support any Proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement (whether in contract, tort, common or statutory law, equity or otherwise) anywhere other than such New York state court or federal court. For the avoidance of doubt, the preceding sentence shall not limit the jurisdiction of the Independent Accountant as set forth in Section 2.03 and shall include any Proceeding brought for the purpose of enforcing the jurisdiction and judgments of the Independent Accountant.
(b)Each of the Parties irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any Proceeding arising out of or relating to the Agreement in any New York state or federal court. Each of the Parties irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court.
(c)EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATED TO THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH OF THE PARTIES ACKNOWLEDGES THAT HE, SHE OR IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 10.10(C).
Section 10.11    Counterparts and Electronic Signatures. This Agreement may be executed in one or more counterparts, and counterparts may be exchanged by electronic transmission (including in PDF format), each of which will be deemed an original, but all of which together constitute one and the same instrument.

Section 10.12    Releases. As of the Closing, (a) each of the Buyer Parties and their respective Subsidiaries (including, as of immediately following the Closing, the Acquired Companies) (each, a “Releasing Buyer Person”), hereby releases and forever discharges the Stockholder, the China Asset Seller and each of their respective Affiliates, successors, assigns, former, current or future direct or indirect stockholders, equity holders, controlling persons, directors, officers, employees, incorporators, managers, members, trustees, general or limited partners, agents, attorneys or other Representatives (in each case, solely in their capacities as such) (each, a “Released Seller Person”) from all debts, intercompany receivables and payables, demands, causes of action, suits, covenants, torts, damages and any and all claims, defenses, offsets, judgments, demands and liabilities whatsoever, of every name and nature, both at law and in equity, known or unknown, accrued or unaccrued, that have been or could have been asserted against any Released Seller Person, that any Releasing Buyer Person has or ever had, that arises out of or in any way relates to events, circumstances or actions occurring, existing or taken prior to or as of the Closing Date in respect of matters relating to the Acquired Companies, the Purchased Assets or the Assumed Liabilities, and (b) each of the Stockholder, the China Asset Seller and their respective Subsidiaries (each, a “Releasing Seller Person”), hereby releases and forever discharges each Buyer Party and each of their respective Affiliates (including, as of immediately following the Closing, the Acquired Companies), successors, assigns, former, current or future direct or indirect stockholders, equity holders, controlling persons, directors, officers, employees, incorporators, managers, members, trustees, general or limited partners, agents, attorneys or other Representatives (in each case, solely in their capacities as such) (each, a “Released Buyer Person”) from all debts, intercompany receivables and payables, demands, causes of action, suits, covenants, torts, damages and any and all claims, defenses, offsets, judgments, demands and liabilities whatsoever, of every name and nature, both at law and in equity, known or unknown, accrued or unaccrued, that have been or could have been asserted against any Released Buyer Person, that any Releasing Seller Person has or ever had, that arises out of or in any way relates to events, circumstances or actions occurring, existing or taken prior to or as of the Closing Date in respect of matters relating to the Acquired Companies, the Purchased Assets or the Assumed Liabilities; provided, however, that the Parties acknowledge and agree that this ýSection 10.12 does not apply to and shall not constitute a release of any rights or obligations to the extent arising from or under (i) commercial receivables and payables to third parties, (ii) this Agreement, (iii) any of the Transaction Documents, or (iv) any certificate or other instrument delivered by or on behalf of either Party pursuant to this Agreement.
Section 10.13    Disclaimer of Warranties. The Stockholder makes no representations or warranties with respect to any projections, forecasts or forward-looking information provided to any Buyer Party or any of their respective Affiliates. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY CERTIFICATE DELIVERED HEREUNDER OR ANY OTHER AGREEMENT CONTEMPLATED HEREBY OR THEREBY, THE SELLER PARTIES ARE SELLING THE BUSINESS, THE PURCHASED ASSETS AND THE SUSA SHARES, IN EACH CASE, ON AN “AS IS, WHERE IS” BASIS AND THE SELLER PARTIES DISCLAIM ALL OTHER

WARRANTIES, REPRESENTATIONS AND GUARANTIES, WHETHER EXPRESS OR IMPLIED, AND THE SELLER PARTIES MAKE NO REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AND NO IMPLIED WARRANTIES WHATSOEVER. Except as specifically referenced in this Agreement, any Transaction Documents or any certificate delivered hereunder or in the Disclosure Schedules, the Buyer Parties acknowledge that neither the Stockholder, nor any of its Representatives or Affiliates or any other Person, has made any representation or warranty, express or implied, as to the accuracy or completeness of any diligence materials heretofore made available by the Stockholder or any of its Representatives or Affiliates to the Buyer Parties, and neither the Stockholder nor any of its Representatives or Affiliates or any other Person will have or be subject to any liability to any Buyer Party, any Affiliate of any Buyer Party or any other Person resulting from the distribution of any such information to, or use of any such information by, any Buyer Party, any Affiliate of any Buyer Party or any of their respective agents, consultants, accountants, counsel or other Representatives, except any information provided by the Seller Parties, the Acquired Companies or any of their respective Affiliates, employees or Representatives constituting fraud.
Section 10.14    Certain Matters Regarding Representation of Acquired Companies and the Stockholder.
(a)The internal general counsel’s office of the Stockholder, in concert with certain outside counsel, including Nixon Peabody LLP (such general counsel’s office and outside counsel, collectively, “Sellers’ Counsel”), has acted as counsel for the Stockholder and its Affiliates, including the Acquired Companies (the “Clients”) for various matters prior to the Closing, including in connection with this Agreement, Transaction Documents and the transactions contemplated hereby and thereby (the “Pre-Closing Engagements”) and not as counsel for any other Person, including any Buyer Party or any of their respective Affiliates. Only the Clients shall be considered clients of Sellers’ Counsel in the Pre-Closing Engagements. Accordingly, notwithstanding that the Clients are or were clients in the Pre-Closing Engagements, upon and after the Closing, all communications between any of the Clients and Sellers’ Counsel in the course of the Pre-Closing Engagements shall be deemed to be attorney‑client confidences that belong solely to the Stockholder and not to any Buyer Party or any of their respective Affiliates (including, after the Closing, the Acquired Companies), in each case so long as such communications would be subject to a privilege or protection if they were being requested in a Proceeding by an unrelated third party. The Buyer Parties and their respective Affiliates (including, after the Closing, the Acquired Companies) shall not have access to any such communications, or to the files of Sellers’ Counsel relating to the Pre-Closing Engagements. Without limiting the generality of the foregoing, notwithstanding that the Acquired Companies are or were clients of Sellers’ Counsel in the Pre-Closing Engagements, upon and after the Closing (except with respect to any communications that would not be subject to a privilege or protection if they were being requested in a Proceeding by an unrelated third party), (i) the Stockholder and its Affiliates shall be the sole holders of the attorney-client privilege with respect to the Pre-Closing Engagements, and none of the Acquired Companies, the Buyer Parties or any of their respective Affiliates shall be a holder thereof, (ii) to the extent that files of Sellers’

Counsel in respect of the Pre-Closing Engagements constitute property of the Clients (including any Acquired Company), only the Stockholder and its Affiliates (excluding, for the avoidance of doubt, any Acquired Company) shall hold such property rights, and (iii) Sellers’ Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any Acquired Company, any Buyer Party or any of their respective Affiliates by reason of any attorney-client relationship between Sellers’ Counsel and any Acquired Company or otherwise.
(b)Without limiting the generality of the foregoing, the Parties recognize that it would be impracticable to try to purge all Client-privileged communications from the Acquired Companies’ files and computer systems prior to the Closing, and so the Parties agree that no waiver is intended by leaving such documents where they are and the Buyer Parties and their respective Affiliates shall not be permitted to review any such documents, and the Buyer Parties agree that they and their respective Affiliates shall not be permitted to use any such documents in a manner adverse to the Stockholder in any indemnity or other dispute following the Closing.
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If you agree with the foregoing please return to us a copy of this letter duly signed for your acceptance.

SAES GETTERS SPA

By: /s/ Massimo della Porta
Name:     Massimo della Porta
Title:     CEO

[Signature Page - Proposal Letter for Purchase Agreement]

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We hereby accept the proposal of SAES Getters SpA set forth in the letter reproduced in full above.
Yours sincerely,
ENTEGRIS, INC.
By: /s/ Bertrand Loy
Name: Bertrand Loy
Title: President and Chief Executive Officer

[Signature Page - Acceptance Letter for Purchase Agreement]

* * *
We hereby accept the proposal of SAES Getters SpA set forth in the letter reproduced in full above.
Yours sincerely,
ENTEGRIS (SHANGHAI) MICROELECTRONICS TRADING COMPANY LIMITED
By: /s/ Sue Lee
Name: Sue Lee
Title: Legal Representative

[Signature Page - Acceptance Letter for Purchase Agreement]